As filed with the Securities and Exchange Commission on July 24, 1997


                                                       Registration No. 33-84068

 ===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         Post Effective Amendment No. 2


                                    FORM SB-2

                                   ----------

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                               DIASYS CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        DELAWARE                      3841-000                    06-1339248
------------------------          -----------------          -------------------
(State of Incorporation)          (S.I.C. Code No.)           (I.R.S. Employer
                                                             Identification No.)


                              49 LEAVENWORTH STREET
                               WATERBURY, CT 06702
                                 (203) 755-5083
          ------------------------------------------------------------
          (Address and telephone number of Principal Executive Office)


                              49 LEAVENWORTH STREET
                               WATERBURY, CT 06702
                                 (203) 755-5083
--------------------------------------------------------------------------------
(Address of Principal Place of Business or Intended Principal Place of Business)



                             STANLEY MOSKOWITZ, ESQ.
                         MOSKOWITZ ALTMAN & HUGHES LLP
                         11 EAST 44TH STREET, SUITE 504
                            NEW YORK, NEW YORK 10017
           ----------------------------------------------------------
           (Name, address, and telephone number of Agent for Service)


                                     ----------

Approximate DATE OF PROPOSED SALE to the Public: As soon as practicable after the date this Post-effective Amendment becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 33-84068
                           --------
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [X].

                                   ----------

                           CALCULATION OF REGISTRATION FEE
===========================================================================================
Title of Each Class | Dollar Amount | Proposed Maximum |  Proposed Maximum  |  Amount of
Of Securities To Be |     To Be     |  Offering Price  | Aggregate Offering | Registration
    Registered      |   Registered  |     Per Share    |       Price        |     Fee
--------------------|---------------|------------------|--------------------|--------------
   566,000(1)       |   $2,971,500  |       $5.25      |     $2,971,500     |     (2)
  Common Shares     |               |                  |                    |
===========================================================================================


(1) Represents the Common Shares issuable upon the exercise of certain redeemable warrants at $5.25 per share.


(2) Indicates registration fee is already paid.

                                   ----------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS
----------

                         566,000 SHARES OF COMMON STOCK

                               DIASYS CORPORATION



     The offering consists of 566,000 shares of Common Stock, par value $.001 (the "Common Stock"), of DiaSys Corporation (the "Company"), a Delaware corporation, issuable upon the exercise of 566,000 Redeemable Common Share Purchase Warrants (the "Redeemable Warrants"). The Redeemable Warrants were issued in connection with a pubic offering of the Company's securities in January 1995. Each Redeemable Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $7.00 per share, subject to adjustment in certain circumstances. On May 21, 1997, the Board of Directors of the Company reduced the exercise price of the Redeemable Warrants for the remainder of their term to $5.25 per share. The Redeemable Warrants were set to expire July 10, 1997. On July 3, 1997, the Board of Directors of the Company approved the extension of the expiration date of the 566,000 publicly traded Redeemable Warrants from July 10, 1997 to October 10, 1997. The Redeemable Warrants are redeemable by the Company upon notice of not less than 30 days, at a price of $.05 per Redeemable Warrant, provided that the average closing bid quotation of the Common Stock for the 20 trading days ending on the third day prior to the day on which the Company gives notice has been at least $8.00. See "Description of Securities."


     The Common Stock and the Redeemable Warrants are quoted on the Nasdaq Smallcap Market ("Nasdaq") under the symbols, DIYS, and DIYSW, respectively.


     A sales commission payable in the form of 30,000 shares of the Company's Common Stock will be paid to Tasin & Company, Inc., a member of the National Association of Securities Dealers, Inc. ("NASD") which acted as Representative of the several underwriters in the Company's initial public offering in January 1995 and for assisting the Company in soliciting the exercise of the Redeemable Warrants.


                                   ----------


         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND
           IMMEDIATE SUBSTANTIAL DILUTION AND SHOULD NOT BE PURCHASED
             BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE
                 INVESTMENT. SEE "RISK FACTORS" AND "DILUTION."


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY
            STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY
              STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                               |    Price     |                 |    Proceeds
                               |      to      |   Sales Agent   |       to
                               |    Public    |  Commission(1)  |    Company
-------------------------------|--------------|-----------------|---------------
Per Share ..................   |    $5.25     |30,000 shares of |
                               |              |  Common Stock   |
Total ......................   |  $2,971,500  |        0        |   $2,971,500
================================================================================


(1) Before deducting expenses, in the amount or including printing, legal, and accounting fees for a total of $35,000 in estimated expenses payable by the Company.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Except as otherwise indicated herein, information in this Prospectus assumes that the Over-Allotment Option and Representative's Warrants have not been exercised. See "Underwriting" and "Description of Securities."


                                   THE COMPANY

     DiaSys Corporation (the "Company") was organized in 1992 in the State of Connecticut and effected a statutory merger into a Delaware Corporation of the same name in 1993. The Company designs, develops, manufactures, and distributes proprietary products for medical and clinical laboratory applications. The Company's strategy is to develop workstation products that reduce the user's operating costs and improve safety through automation of routine testing procedures.

     The Company's first product family is the "R/S" series workstations used to automate and standardize routine urine sediment analysis conducted in hospitals private clinics, and physician group practices. The "R/S" family of products is comprised of: (i) the R/S 2000 which was the Company's first product; (ii) the R/S 1000 which was introduced in May of 1995; and, (iii) the R/S 2003 which was introduced in September, 1995. The R/S 1000 serves the needs of small laboratories; the R/S 2000 serves the mid-sized user; and the R/S 2003 accommodates high volume laboratories. The Company believes that all three products satisfy the critical requirements of routine analysis of urine sediment at each level.

     The "R/S 2003", "R/S 2000" and "R/S 1000" are designed primarily to automate human urine sediment analysis. Such analysis are performed by doctors offices, hospitals, and clinical reference laboratories to assist in the detection of disease and abnormalities.

     In May of 1996, the Company introduced its fourth workstation product, the "FE-2." The FE-2 is the first of a new family of products designed by the Company for use in microbiology. More specifically, the FE-2 is a counter top instrument which automates and reduces the cost of microscopic analysis of fecal concentrates. Microscopic analysis of feces is performed by thousands of hospital, public health and private commercial laboratories world wide in order to detect the presence of ova (eggs), cysts, and parasites in the lower intestinal tract of human and animals. The knowledge of the presence of such organisms is critical to the proper care of the patient. The test is non-invasive, can be performed on an out-patient basis, and quickly provides confirmatory results.

     The Company has several additional proprietary products in various stages of design and development. Each new product is designed to upgrade and/or create workstations from currently employed laboratory equipment. There can be no assurance that the Company will be able to continue to develop commercially successful products.


     On November 1, 1996, the Company entered into a product integration agreement (the "IMI Agreement") with Intelligent Medical Imaging Inc. ("IMI") pursuant to which IMI agreed to purchase a combination of two hundred (200) R/S 2003 and FE-2 workstations. The first one hundred units of R/S 2003 workstations were delivered on or before March 27, 1997. Pursuant to the IMI Agreement, IMI was under an obligation to order the remaining one hundred workstations prior to June 30, 1997 and accept delivery thereof by December 31, 1997. On June 16, 1997, IMI advised the Company that it was rejecting all workstations as non-conforming under the terms of the IMI Agreement. On July 3, 1997 and following serveral communications between the parties, the Company notified IMI that it had suspended the IMI Agreement pending the resolution of the outstanding disputes including the conformity of the goods and non-payment for the goods delivered. On July 17, 1997, IMI notified the Company that it had terminated the IMI Agreement due to the Company's alleged breaches of the IMI Agreement. The Company believes that it did not breach the IMI Agreement and disputes the termination of the IMI Agreement by IMI. The Company intends to pursue its remedies against IMI, including compensation to the Company for loss of profit. The Company believes that it will ultimately prevail in obtaining a resolution of its claims against IMI. (See Risk Factor: Termination of a Material Contract, and Business: Legal Proceedings)


     On June 27, 1996 the Company entered into a strategic cooperation agreement with Bayer Inc. of Canada. Under the agreement, Bayer's Health Care Division and the Company will jointly market their urine analysis workstations to hospitals and clinical reference laboratories in Canada. The two companies have also agreed to engage in joint product development if and as mutually advisable. Bayer Inc. is the Canadian subsidiary of the health care giant Bayer A.G. headquartered in Germany.

     In addition, the Company's products have been approved, marketed, and/or sold to SmithKline Beecham Clinical Laboratories, the Mid-Atlantic Group Networks of Shared Services, Inc. (A 2,500 member consortium of hospital purchasing agents), the General Services Administration of the United States Government; Kaiser Permanente, Southern California Region, AmeriNet, Inc. (an association with 3,500 member laboratories) and Quest Diagnostics (Corning Medpath). See "Business of the Company". The Company has also commenced distribution operations in Europe, South America, Central America, China and parts of Pacific-Asia.

     The Company's principal office is located at 49 Leavenworth Street, Waterbury, CT 06702. Its telephone number is (203) 755-5083.

                                  THE OFFERING


Common Shares offered by the Company .....  566,000


Common Stock to be outstanding prior
  to offering (4) ........................  2,414,000 Shares

Common Stock to be outstanding after
  the offering(l)(4) .....................  3,010,000 Shares


Redeemable Warrants outstanding
  prior to the offering ..................  566,000 Redeemable Warrants

Redeemable Warrants to be outstanding
  after the offering(2) ..................  None

Use of Proceeds ..........................  The Company intends to apply the net proceeds of this offering to
                                              working capital.

Risk Factors .............................  The securities offered hereby involve a high degree of risk,
                                              including but not limited to, the
                                              Company's limited operating
                                              history and prior losses, future
                                              competition, and substantial
                                              dilution. The securities should
                                              not be purchased by investors who
                                              cannot afford the loss of their
                                              entire investment. See "Risk
                                              Factors" and "Dilution."

Nasdaq symbols(3) ........................  Common Stock---DIYS
                                              Warrants--DIYSW

-----------


(1) Does not include (i) an aggregate of 145,000 shares reserved for issuance upon exercise of the Representative Warrants (the "Representatives Warrants") and the Redeemable Warrants included therein issued in connection with the Company's Initial Public Offering ("IPO") in January 1995 and (ii) 300,000 shares reserved for issuance upon exercise of options available for future grant under the Company's Incentive Stock Option Plan. (See "Management 1993 Incentive Stock Option Plan"; and "Certain Transactions").

(2) Does not include the Representatives Warrants or the Redeemable Warrants included therein.

(3) Nasdaq quotation does not imply that a meaningful, sustained market for the Common Stock or Redeemable Warrants will continue. In addition, continued inclusion on the Nasdaq System is subject to certain maintenance criteria. The failure to meet these maintenance criteria in the future may result in the discontinuance of inclusion of the Company's Common Stock and Redeemable Warrants on the Nasdaq SmallCap market which may have an adverse affect on the market for the securities. See "Risk Factors-- Maintenance Criteria for NASDAQ Securities."

(4) Includes 50,000 shares to be issued to WR Consulting, Inc. for certain investment banking services to be performed.

                         SELECTED FINANCIAL INFORMATION

     The following financial data has been derived from the unaudited financial statements of the Company dated as of March 31, 1997 and the audited financial statement of the Company dated as of June 30, 1996 and 1995, and for the periods then ended which are included elsewhere in this Prospectus and such financial data is qualified in its entirety by reference to such financial statements. In the opinion of management, the Company's financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The following financial information should be read in conjunction with the Company's financial statements and notes thereto included herein.


                                                                                                 March 27, 1992
                                                                                                Date of Inception
                                                                      Nine Months  Nine Months      through
                                          Year End       Year End     Ended March  Ended March      March 31,
                                        June 30, 1996  June 30, 1995   31, 1997      31, 1996         1997
                                        -------------  -------------  -----------  -----------  -----------------
                                                                      (Unaudited)  (Unaudited)     (Unaudited)
Net Sales .............................     234,837        125,104       726,044      239,861      $ 1,555,067
Loss From Operations ..................   1,210,557        749,538     1,053,459      764,254      $ 3,364,605
Net Loss ..............................   1,039,026        657,055       976,769      612,804      $ 3,028,401
Net Loss per common share .............         .46            .29           .42          .27             --
  Primary
    Number of common shares and
      equivalent deemed outstanding ...   2,240,000      2,240,000      2,304,000      2,240,000          --




BALANCE SHEET DATA
                                                          At March 31, 1997
                                                    ----------------------------
                                                       Actual     As Adjusted(1)
                                  At June 30, 1996  (Unaudited)    (Unaudited)
                                  ----------------  -----------    -----------

Working Capital ................     3,056,597       2,416,128      5,352,628

Total Assets ...................     3,243,356       2,631,810      5,568,310


Total Liabilities ..............        83,088          75,311         75,311


Shareholders' Equity ...........     3,160,268       2,556,499      5,492,999


---------


(1) Adjusted to reflect the sale by the Company of the shares offered hereby without giving effect to the use of proceeds.

                                  RISK FACTORS

     The securities offered hereby involve a high degree of risk and substantial dilution and should only be purchased by suitable investors who can afford to lose their entire investment. These securities have not been approved or disapproved by the Commission nor has the Commission passed upon the accuracy or adequacy of these offering documents. Any representation to the contrary is a criminal offense.


     1. Termination of a Material Contract. On November 1, 1996, the Company entered into a product integration agreement (the "IMI Agreement") with Intelligent Medical Imaging Inc. ("IMI") pursuant to which IMI agreed to purchase a combination of two hundred (200) R/S 2003 and FE-2 workstations. The first one hundred units of R/S 2003 workstations were delivered on or before March 27, 1997. Pursuant to the IMI Agreement, IMI was under an obligation to order the remaining one hundred workstations prior to June 30, 1997 and accept delivery thereof by December 31, 1997. As of July 22, 1997, the Company has an account receivable in the amount of $394,031.25 from IMI. On June 16, 1997, IMI advised the Company that it was rejecting all workstations as non-conforming under the terms of IMI Agreement. On July 3, 1997, and following several communications between the parties, the Company notified IMI that it had suspended the IMI Agreement pending the resolution of the outstanding disputes including the conformity of the goods and non-payment for the goods delivered. On July 17, 1997, IMI notified the Company that it had terminated the IMI Agreement due to the Company's alleged breaches of the IMI Agreement. The Company believes that it did not breach the IMI Agreement and disputes the termination of the IMI Agreement by IMI. While the Company will pursue all its remedies against IMI including compensation to the Company for the loss of profit, there can be no assurance that the Company will recover the gross margins that the Company expected to receive under the IMI Agreement.

     2. HISTORY OF LOSSES AND COSTS CONNECTED WITH EXPANSION. The Company is in a development stage and has a short history of revenue producing activities. Accordingly, the Company's operations are subject to all the risks inherent in the business. The Company has generated limited revenue and has incurred net losses of $3,028,401 from its inception (March 27, 1992) to March 31, 1997. The Company's operating expenses have increased and can be expected to continue to increase significantly with the Company's proposed expansion of marketing and sales efforts and other contemplated expenditures. There can be no assurance that the Company will be able to achieve and sustain profitable operations or meet its liabilities as they become due. See "Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations", "Business" and "Financial Statements"

     3. POSSIBLE NEED FOR ADDITIONAL EXTERNAL FINANCING. Notwithstanding the Company's estimate that it will not require additional external financing for the next twelve months to implement its business plan, in the event that the Company's plans change, its assumptions change or prove to be inaccurate, the Company would be required to seek additional financing sooner than currently anticipated or, if such funding were not received, curtail its operations. The Company has no current arrangements with respect to, or sources of additional financing. There can be no assurance that such additional financing will be available on acceptable terms, or at all.

     4. LACK OF MARKET ACCEPTANCE AND RISK OF TECHNICAL OBSOLESCENCE. The Company expects that the laboratory equipment market will continue to be subject to frequent and rapid changes in technology and customer preferences. There can be no assurance that any new products will be successfully developed or achieve market acceptance, or that other laboratory equipment vendors will not develop and market products which render obsolete or less marketable the Company's existing products or its products under development.

     5. COMPETITION. Many of the Company's competitors and potential competitors have substantially greater financial, research and development, manufacturing and marketing resources, and also may offer well established, broad product lines and ancillary services. Long term or preferential supply arrangements between competitors and hospitals may act as a barrier to market entry to the Company's products. Competing companies may develop products that are more useful or less costly, rendering the Company's products obsolete.

     6. COST CONTAINMENT. Recently, reductions have been made for Medicare reimbursements for capital equipment which may include the Company's products and/or the tests they perform. The Company believes efforts at cost containment resulting from the reduction of reimbursements has caused some doctors and hospitals to reduce the number of tests being conducted, thus diminishing the relative cost effectiveness of the Company's products. Hospitals have imposed more intense reviews of capital acquisitions, particularly for new systems which address areas traditionally not requiring significant capital investments. The factors described above may materially adversely affect sales and Company operations, although the Company believes the Company's products are cost effective regardless of reimbursement provisions.

     7. LACK OF PROTECTION OF PROPRIETARY RIGHTS. Although the Company has received patent protection for its R/S technology, and is applying for similar protection of its FE technology, there can be no assurance that any future applications by the Company for patent protection will result in patents being issued for additional protection of other inventions of the Company in the United States or internationally, or, if issued, that such patents will provide a competitive advantage or will afford protection against competitors with similar technology, or that competitors of the Company will not circumvent, or challenge the validity of, any patents issued to or licensed by the Company. Moreover, there can be no assurance that the Company's nondisclosure agreements and other safeguards will protect its proprietary information and trade secrets or provide adequate remedies for the Company in the event of unauthorized use or disclosure of such information. In the event that the Company becomes involved in litigation to enforce its proprietary rights, the length and cost of such litigation may divert the efforts of the Company and its management with no guarantee of success.


     There can be no assurance that claims alleging the R/S or FE technologies, or other inventions of the Company, infringe upon intellectual property rights of others will not be brought against the Company in the future, or that, if made, such claims will not be successful. In addition to any potential monetary liability for damages, the Company could be enjoined from making or selling the R/S and/or FE workstation products or any other product developed by the Company. The Company has obtained insurance in the sum of $500,000 with a 25% co-payment provision, to cover legal fees and expenses in prosecuting and/or defending the Company's patents.

     8. GOVERNMENT REGULATION. Although the Company's current products are exempt from Food and Drug Administration ("FDA") 510(k) premarket notification requirements, the development, testing, manufacturing and marketing of the laboratory products in the United States generally requires governmental clearance before marketing. The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain. Moreover, regulatory approval, if granted, may include significant limitations on the indicated uses for which a product may be marketed. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, product seizures, injunctions, recalls of products, operating restrictions and criminal prosecutions. Certain of the Company's future diagnostic products may require submission of a PMA (pre-market approval) application to the FDA which generally involves a substantially longer review process than that of a 510(k) premarket notification. Delays in receipt of or failure to receive clearances to commence clinical studies or to market products, would adversely affect the marketing of the Company's proposed products and the results of future operations. Commercial distribution in most foreign countries are also subject to varying government regulations.


     The manufacturing processes of the Company's products are subject to stringent federal, state and local regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes, and regarding the manufacture, testing, labeling, record keeping, and storage of diagnostic devices, including current Good Manufacturing Practices regulations and similar foreign regulations.


     9. PROPOSED LEGISLATION AFFECTING THE HEALTH CARE INDUSTRY. Several bills have been introduced in the U.S. Congress to change the existing health care system in the United States. At the present time, the Company is unable to predict what affect, if any, a change in the health care system would have on the Company. While the Company believes that the cost effectiveness of its products should benefit medical and clinical laboratories if their revenues are further controlled, medical and clinical laboratories may elect to postpone important decisions regarding capital expenditures until any changes in the health care system, if any, are completed and their full scope and effect known.

    10. DEPENDENCE ON SUB-CONTRACTORS. Certain components of the Company's products are currently produced by sub-contract manufacturers pursuant to the Company's specifications. There can be no assurance that the Company will be able to renew its contracts with its subcontractors or that any sub-contractors engaged by the Company will meet the Company's requirements for quality, quantity, timeliness, or pricing or that the Company would be able to find or obtain substitute manufacturers, if required.

     11. EXPENSES AND UNCERTAINTY OF MARKETING EXPANSION. The Company currently markets its products through regional sales managers in North America and through distributors in several foreign countries. There can be no assurance that marketing and sales efforts and increased expenditures will result in significantly greater product recognition or market penetration, or significantly increased levels of revenues.


     12. DEPENDENCE ON KEY PERSONNEL. The Company's success will be dependent to a significant degree upon the involvement of Todd M. DeMatteo, the Chief Executive Officer and President of the Company. It would be difficult for the Company to find adequate replacement for Mr. DeMatteo. In addition, the Company will need to attract and retain additional talented individuals in order to carry out its business objectives. The competition for such persons is intense and there are no assurances that these individuals will be available to the Company. The Company maintains key-man life insurance on Mr. DeMatteo in the sum of $1,000,000.

     13. INADEQUATE PRODUCT LIABILITY INSURANCE. The Company faces potential liability in connection with the use of its products. The Company has purchased product liability insurance in the amount of $2,000,000. The Company believes that its present insurance coverage is sufficient for its current level of business operations. There can be no assurance that such insurance will be sufficient to cover potential claims or that the present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured successful claim against the Company could have a material adverse affect on the Company.

     14. MAINTENANCE CRITERIA FOR NASDAQ SECURITIES. The Nasdaq Stock Market, Inc., which administers Nasdaq, has established the criteria for initial listing and continued eligibility on Nasdaq. In order to be listed and continue to be included on Nasdaq, the Company must maintain U.S. $2 million in total assets, a U.S. $200,000 market value of its public float and U.S. $1 million in total capital and surplus. In addition, continued inclusion requires two market-makers, at least 300 holders of the Common Shares and a minimum bid price of the Common Shares of U.S. $1 per share; provided, however, that, if the price of the Common shares falls below such minimum bid price, a company's securities will remain eligible for continued inclusion on Nasdaq if the market value of the public float is at least U.S. $1 million and the company has U.S. $2 million in capital and surplus. Furthermore, Nasdaq has made a proposal to adopt more stringent initial listing and maintenance criteria. The Company's failure to meet these maintenance criteria in the future may result in the discontinuance of the inclusion of its securities on Nasdaq. In such event, trading, if any, in the securities may then continue to be conducted in the over-the-counter market commonly referred to as the NASD OTC Bulletin Board and the "pink sheets." As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the securities. In addition, the Company would be subject to a rule promulgated by the Commission that, if the Company fails to meet the criteria set forth in such rule, imposes varius sales practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. There can be no assurance that the Company will continue to meet the requirements for its securities to be listed on Nasdaq. (See "Penny Stock Regulations" below.)

     15. "PENNY STOCK" REGULATIONS. The Commission has adopted regulations under The Exchange Act of 1934, as amended, which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If the securities offered hereby are not listed on or are removed from Nasdaq, the Company's securities may be deemed to be "penny stocks" and become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. These rules include disclosure requirements, record keeping duties, and monthly reporting requirements.

     The above-described rules may materially adversely affect the liquidity for the market of the Company's securities. Such rules may also affect the ability of broker-dealers to sell the Company's securities and may impede the ability of holders of the Common Stock (including, purchasers in this offering) to sell such securities in the secondary market. See "Penny Stock Regulations".

     16. LACK OF DIVIDENDS. The Company has not previously paid any dividends on its shares and intends to follow a policy of retaining all of its earnings, if any, to finance the development and expansion of its business. Investors who anticipate the need for immediate dividend income from their investment in the common stock should refrain from the purchase of these securities.

     17. FUTURE ISSUANCE OF STOCK BY THE COMPANY. The Company has authorized capital stock of 10,000,000 shares of Common Stock, and 100,000 shares of Preferred Stock (the "Preferred Stock"). As of the date hereof, there are 2,414,000 shares of Common Stock and no Preferred Stock issued and outstanding. The issuance of any shares of stock or related securities by the Company could have anti-takeover effects insofar as they could be used as a method of discouraging, delaying or preventing a change in control of the Company. Such issuance could also dilute the public ownership of the Company. Inasmuch as the Company may, in the future issue authorized shares of Common Stock or Preferred Stock without prior stockholder approval, there may be substantial dilution to the interests of the Company's stockholders. Further dilution may result upon the issuance or exercise of any options or warrants.



                                    DILUTION

     The difference between the public offering price per share of Common Stock and the adjusted net tangible book value per share of Common Stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding.


     At March 31, 1997, the actual net tangible book value of the Company was $2,498,101 or $1.03 per share. After giving effect to the (i) 110,000 shares of Common Stock issued and to be issued to WR Consulting, Inc. for certain investment banking services to be performed, (ii) sale of 566,000 shares of Common Stock and (iii) issuance of 30,000 shares Common Stock for the sales agent's commission in soliciting the exercise of certain warrants, the adjusted net tangible book value of the Common Stock at March 31, 1997, would have been $1.81 per share. This represents an immediate increase in net tangible book value of $.78 per share to existing stockholders and an immediate dilution to new investors of $3.44 per share. The following table illustrates the foregoing information with respect to dilution to new investors on a per share basis:

   Public offering price ......................................    $ 5.25
   Net tangible book value before offering ....................    $ 1.03
   Increase attributable to new investors .....................    $  .78
   As adjusted net tangible book value after offering .........    $ 1.81
   Dilution to new investors ..................................    $ 3.44



                                 DIVIDEND POLICY

     To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors of the Company and will depend on the Company's earnings, its capital requirements and financial condition and other relevant factors. The Company does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's operations.

                                 USE OF PROCEEDS


     The net proceeds to be realized by the Company from the sale of the securities offered hereby, after deduction of all commissions, and all other estimated expenses of this offering, are estimated at approximately $2,787,925. All of the proceeds from the sale of the securities offered hereby will be added as working capital.



                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1997, and as adjusted to give effect to the (i) 110,000 shares of Common Stock issued and to be issued to WR Consulting, Inc. for certain investment banking services to be performed, (ii) issuance of 30,000 shares of Common Stock to a sales agent for commission in soliciting the exercise of certain warrants and (iii) sale of the offering and the application of a portion of the net proceeds:

                                                                        As
                                                         Actual     Adjusted(1)
                                                       ---------   ------------
Stockholders' equity:
Preferred Stock 100,000 authorized, shares issued ...          0           0
Common Stock, $.001 par value, 10,000,000
   share authorized
     Shares Issued 2,414,000 ........................      2,414
     After offering 3,010,000 .......................                  3,010
Additional paid-in capital ..........................  5,582,596   8,518,390
Total Stockholders' equity ..........................  2,556,499   5,492,999
Total Capitalization ................................  2,556,499   5,492,999

-----------

(1) Adjusted to reflect the sale by the Company of the Common Stock offered hereby.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. The Company's ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of the Company's products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing results of financing efforts and other factors affecting the Company's business that are beyond the Company's control. The Company undertakes no obligation and does not intend to update, revise or otherwise publicly release the result of any revision to these forward-looking statements that may be made to reflect future events or circumstances.


     The product integration agreement (the "IMI Agreement") between the Company and Intelligent Medical Imaging Inc. ("IMI") pursuant to which IMI agreed to purchase a combination of two hundred (200) R/S 2003 and FE-2 workstations had been terminated by IMI. IMI notified the Company on July 17, 1997 that it had terminated the IMI Agreement due to the Company's alleged breaches of the IMI Agreement. The Company believes that it did not breach the IMI Agreement and disputes the termination of the IMI Agreement by IMI. While the Company will pursue all its remedies against IMI including compensation to the Company for the loss of profit, there can be no assurance that the Company will recover the gross margins that the Company expected to receive under the IMI Agreement for the remainder of 1997.


NINE MONTHS ENDED MARCH 31, 1997 COMPARED TO NINE MONTHS ENDED MARCH 31, 1996

RESULTS OF OPERATIONS:

NET REVENUE AND BACKLOG

     The Company's Net Revenue increased by $419,535 and $486,183 for the three-month and nine-month periods ended March 31, 1997 as compared to the same periods in the previous year. As of March 31, 1997, the Company's backlog was approximately $434,000, $20,000 of which was immediately shippable.

     Management attributes the increase in Net Revenue to: (i) continued market acceptance of the Company's workstation products; and, (ii) initial success of of the Company's sales distribution plan. Management expects that Net Revenue will increase as benefits from the Company's strategic growth plan are realized.

GROSS PROFIT

     The Company's gross profit (Net Revenue less cost of goods sold) increased by $355,430 and $402,218 for the three-month and nine-month periods ended March 31, 1997. The Company's gross profit percentage (gross profit divided by Net Revenue) increased for the three month period ended March 31, 1997 from 60.3% to 80.8%. For the nine month period ended March 31, 1997, gross profit margin increased to 77.4% as compared to 66.5% for the same period in 1996. Management believes that the increases in gross profit and gross profit margins are the combined result of savings realized through greater economies of scale and initial success from the Company's strategic growth plan.


     While the Company believes that it will ultimately prevail in obtaining a resolution of its claims against IMI for the termination of the IMI Agreement, there can be no assurance that the Company will recover the gross margins that the Company expected to receive under the IMI Agreement and there can be no assurance that gross profit and gross profit margins will remain the same for the remainder of 1997.


SELLING GENERAL AND ADMINISTRATIVE

     For the three month period ended March 31, 1997, the Company's expenses increased from $256,517 to $476,570 over the same three month period in 1996, an increase of $220,053 or 85.8%. For the nine month period ended March 31, 1997, SG&A expenses increased from $752,901 to $1,371,280 over the same nine month period in 1996, an increase of $618,379 or 82.1%.

     The increase in SG&A expenses was due primarily to the effect of a certain investment banking relationships (the "Agreements") made with Lester Morse, Esq. P.C. ("Morse") and WR Consulting, Inc. ("WR Consulting"). Under the terms of the Agreements, Morse and WR Consulting are providing the Company with the following services and/or undertaking the following tasks, as the case may be, ("Services"):


     a. Attract and maintain reputable market makers of and for the Company's common stock and common stock purchase warrants;

     b. Posture and present the Company in the investment community through means including but not limited to: (i) implementation of a national investor relations program; (ii) assistance with format, layout, presentation and timeliness of the company's financial results in each Annual Report to Shareholders, press release, proxy statement and report on form 10-K and 10-Q; (iii) attraction of media and trade publication coverage of the Company and/or its products; and, (iv) arranging and managing presentation of the Company by its senior management to strategic members of the investment community such as brokers, stockholders, financial analysts, other investment bankers, and institutions; and,

     c. Assist the Company with implementing its strategic plan including but not limited to: (i) design and development of merger and acquisition (M&A) strategies; (ii) identification and introduction of M&A candidates for such strategies; (iii) analysis of M&A proposals and counter-proposals; (iv) development and implementation of a cash investment and management program; (v) analysis of and advise in relation to the Company's anticipated cash needs; and, (vi) identification and introduction to potential joint venture and/or trading partners.


     In return for services the Company has agreed to issue Morse up to 120,000 of the Company's common stock of which 60,000 such shares have been issued to Morse. Under applicable accounting principles, the stock has been valued at $5.75 per share and will be recognized as an SG&A expense of $172,500 for each of the four quarters commencing October 1, 1996. The increase in the Company's SG&A expenses for the periods ended March 31, 1997 includes the effect of the Agreements. Morse is entitled to no other compensation for Services under its Agreement. Morse subsequently assigned its rights and duties under the Agreement to WR Consulting in May 1997 and the Agreement was extended to May 1998. In accordance with the assignment of the Agreement, the Company issued the remaining 60,000 shares to WR Consulting. In July 1997, the Company issued an additional 50,000 shares to WR Consulting and extended the Agreement to December 1998. Without the effect of the Agreements, SG&A expenses would have increased from $256,517 to $304,069 over the same three month period in 1996, and from $752,901 to $1,015,280 over the same nine month period in 1996. The increase in Selling General and Administrative for the three month period ended March 31, 1997 is a direct result of; (i) increase sales related travel; and, (ii) wages and benefits associated with two additional employees over the comparable period. The increase in Selling General and Administrative for the nine month period ended March 31, 1997 is a direct result of; (i) increased legal fees associated with negotiating the product integration agreement with IMI; (ii) wages and benefits associated with four additional employees over the comparable period; (iii) increased product marketing expenses; and, (iv) increased sales related travel.


RESEARCH AND DEVELOPMENT

     For the three month period ended March 31, 1997, research and development expenses increased from $51,388 to $93,762 over the same three month period for 1996, an increase of $42,374 or 82.5%. For the nine month period ended March 31, 1997, research and development expenses increased from $170,761 to $243,805 over the same nine month period for 1996, an increase of $73,044 or 42.7%. Increases in research and development expenses over the above periods were directly related to purchases of materials for the prototype of two new workstation products to be introduced in 1997 and costs associated with creating a software interface for units delivered to IMI pursuant to a certain product integration agreement between IMI and the Company.

NET LOSS

     The Company reported a net loss of: (i) $142,275 for the three month period ended March 31, 1997 compared to a net loss of $233,782 for the same period ended March 31, 1996; and, (ii) a net loss $976,709 for the nine month period ended March 31, 1997 compared to a net loss of $612,804 for the nine month period ended March 31, 1996.

     Management attributes the increased net loss to expenses associated with:
(i) the effect of the investment banking relationship described in Selling General and Administrative above; (ii) wages and benefits associated with four additional employees over the comparable period; (iii) increased product marketing expenses; (iv) increased sales related travel; and, (v) increased legal fees associated with negotiating the product integration agreement with IMI.

INFLATION

     Although the Company believes that inflation has not had a material adverse affect on the results of operations to date, any increase in the costs of raw materials to the Company could affect the prices charged by the Company to its clients.

FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

     The Company has invested $2,650,000 in short term United States Treasury bills. The Company has invested in short term Treasuries because such instruments provide maximum liquidity and minimum investment risk. The Company expects that during the fiscal year ending June 30, 1997 the available cash and cash flow from operations will be adequate to fund operations.

     Working capital decreased by $1,040,231 over the same period of the prior year. Cash and equivalents decreased by $1,135,060 from 1995. The decrease in cash and equivalents and in-working capital were anticipated by the Company as those costs customarily associated with developing and launching new technologies into new markets. These costs included: (i) developing the R/S 2003 and FE-2; (ii) production of initial inventory of R/S 1000 and R/S 2003 workstations; (iii) increased sales offices; (iv) increased sales and marketing promotional materials and activities; and, (v) increased sales related travel.

     Inventory increased from $207,606 in fiscal year 1995 to $291,447 in fiscal year 1996. The increase in inventory was primarily caused by production-into-inventory of the R/S 2003 and the FE-2 workstations introduced in September, 1995 and May, 1996 respectively.

     The Company's fixed assets net of depreciation increased form $53,512 in fiscal year 1995 to $58,235 in fiscal year 1996. This increase resulted from the purchase of additional computers and software programs needed to automate the Company's information systems.

     As of June 30, 1996 the Company had no outstanding debt other than customary trade payables. Management believes that its over-all strategic operating plan minimizes financial risk in the following ways:

     1. The Company's product development plan calls for interrelated workstations which share and build upon a common technology. Shared technology allows the Company to mature relatively basic products into more complex workstations in building block progression. This metered progression proves the technology along the way and generates revenue from sales of the individual building block products.

     2. The Company's manufacturing plan eliminates the requirement for large capital expenditures for plant and equipment, increases quality over out-sourcing, and optimizes delivery times.

     3. The Company has developed a strategic distribution network of employees, commission-based representatives, and third party re-sellers which the Company believes will limit "up front" demands on cash without sacrificing over-all market penetration.

     Management believes that it has sufficient funds and resources to meet its financial obligations for at least the next twelve months and does not perceive a need for additional funding or cash generated through non-operational activities.

REVENUES

     The Company's gross revenue increased by $109,733 or 87.7% in fiscal year 1996 over 1995. This increase is a result of: (i) management's shift in focus to sales and distribution now that the Company has secured its manufacturing, engineering and product development strengths; and, (ii) continued growing awareness and acceptance of the Company's workstation products in the marketplace.


     Management believes that sales will continue to increase as the effects of the Company's strategic sales and distribution plan implemented earlier this year are recognized.


COST OF GOODS

     The Company's gross profit percentage (gross profit divided by net sales) was substantially unchanged at 62.0% for fiscal year 1996 compared to 61.7% for fiscal year 1995. Gross profit percentage increased slightly despite the: (i) higher costs associated with first-production units of the R/S 1000, R/S 2003 and FE-2; and, (ii) increased sales to international distributors where gross profit margins are traditionally reduced by distributor discounts.

     Management believes that gross profit will increase in fiscal year 1997 as a result of increased unit sales.

OPERATING EXPENSES

     Reflecting its developmental character, the Company's expenses exceeded sales, and the Company has incurred net losses to date as anticipated.

     Selling, general and administrative expenses increased from $642,198 in fiscal year 1995 to $1,105,157 in fiscal year 1996. The increase was primarily due to costs associated with: (i) wages and benefits of ten sales, marketing and support personnel for the full fiscal year; (ii) initial product marketing expenses for three new workstation products; (iii) increased sale related support personnel; (iv) increased sales related travel plans; (v) increased travel associated with negotiating and finalizing major business relationships such as those announced with Bayer Inc., AmeriNet and several international distributors; and, (vi) increased office supplies and expenses incurred in support of the above items or activities.


RESEARCH AND DEVELOPMENT

     The Company increased spending for research and development from $184,466 in fiscal year 1995 to $250,930 in fiscal year 1996. The Company increased its product development staff from three to four as part of its overall product development plan. The Company expects research and development expenses to increase in fiscal year 1997 as it develops additional products and systems which automate and standardize human and non-human fluids.

NET LOSS

     As anticipated, the Company's net loss increased from $657,055 in fiscal year 1995 to $1,039,026 in fiscal year 1996. The loss was primarily due to: (i) increased staffing for sales, marketing, research, and development activities;
(ii) increased spending on sales and marketing related activities such as sales-related travel, participation in several national and regional trade shows, and, development and initial printing of product brochures, advertising, and similar promotional materials; and (iii) increased legal, accounting and other professional fees in connection with regulatory compliance and reporting.

INFLATION

     Management believes that inflation and changing prices have not had a material impact on the Company's results of operations.

FISCAL YEAR ENDED JUNE 30, 1995 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1994

     Working capital increased by $3,848,804 over the same period of the prior year. Cash and equivalents increased by $3,743,508 from 1994. The increase in cash and equivalents and in working capital were substantially the result of the Company's initial public offering in January, 1995. Net proceeds from the offering were $4,522,604, including partial exercise of an over-allotment option granted to the underwriter as part of the Offering. The Company has invested $3,000,000 in short term United States Treasury bills. The Company has invested in short term Treasuries because such instruments provide maximum liquidity and minimum investment risk. The Company expect that during the fiscal year ending June 30, 1996 the available cash and cash flow from operations will be adequate to fund operations. The Company does expect however to continue to increase expenditures for research and development which will in the short term adversely impact the Company's cash position.

     The Company's inventory increased from $59,850 in fiscal year 1994 to $207,606 in fiscal year 1995. The increase in inventory was primarily caused by:
(i) the Company's decision to repurchase inventory from dealers terminated by the company due to inadequate sales performance; and, (ii) implementation of the Company's internal manufacturing plan. Commensurate with the Company's manufacturing plan, raw material and work in process inventory increased by $121,509 from fiscal year 1994.

     The Company's fixed assets net of depreciation increased from $12,383 in fiscal year 1994 to $53,512 in fiscal year 1995. This increase was a direct result of the Company's plan to automate its sales offices and upgrade several computing workstations at the headquarter offices. In fiscal year 1995, the Company purchased $32,730 of computers and software applications for use by its research and development, field sales and administrative support personnel.

     As of June 30, 1995 the Company had no outstanding debt other than customary trade accounts payable. Management believes that its over-all strategic operating plan minimizes financial risk in the following ways:

     1. The Company's product development plan calls for interrelated workstations which share and build upon a common technology. Shared technology allows the Company to mature relatively, basic products into more complex workstations in building block progression. This metered progression proves the technology along the way and generates revenue from sales of the individual building block products.

     2. The Company's manufacturing plan eliminates the requirement for large capital expenditures for plant and equipment, increases quality over out-sourcing, and optimizes delivery times.

     3. The Company has developed a strategic distribution network of employees, commission-based representatives, and third party re-sellers which the Company believes will limit "up front" demands on cash without sacrificing over-all market penetration.

     Management believes that it has sufficient funds and resources to meet its financial obligations for at least the next twelve months and does not perceive a need for additional funding or cash generated through non-operational activities.

REVENUES

     The Company's revenue decreased by $140,328 in fiscal year 1995 over 1994 as the Company recognized $105,594 in non-recurring charges associated with the Company's implementation of its strategic sales distribution plan. Management believes that the decline in sales was directly related to its strategic sales distribution plan implemented in January of 1995, specifically with regard to management's decision to cancel and/or terminate dealers who, in the management's estimation, were not willing or able to represent the Company's products in a timely and/or professional manner. In most instances, terminated dealers were replaced by employees and/or independent representatives. However, the transition required time to: (i) hire and train regional sales managers;
(ii) introduce regional managers to key representatives and dealers in the respective territories; (iii) organize the territories under the appropriate regional sales manager; (iv) determine which dealers if any were performing or could in time perform to the Company's expectations; and, (v) commence direct contact with potential customers in the region. Management believes that the Company has completed this transition period and has begun to see an increase in product inquires and qualified sales leads. Management believes that although this change severely affected the Company's short term financial results, the overall effect of managements decision to terminate non-performing dealers will allow the Company to properly implement its sales plan thereby favorably impacting future periods.

COST OF GOODS

     The Company's gross profit percentage (gross profit divided by net sales) decreased to 61.7% in 1995 from 68.1% in fiscal year 1994. This decrease was a direct result of management's decision to terminate relationships with dealers who, in the Company's estimation, could not adequately represent the Company's products. In most cases, the Company agreed to purchase any unused, undamaged product back from such dealers in exchange for: (i) an agreement of termination; and, (ii) a promise on behalf of the dealer to relay product inquiries from potential customers to the Company. Units purchased back from the re-sellers were evaluated, refurbished if necessary, and returned to inventory, Units returned to inventory are valued at their original cost of manufacture which is higher than the Company's current cost under its "in house" final assembly and test plan. The mix of higher cost units repurchased from the field with lower cost units manufactured by the Company under its current plan, has lowered the Company's profit margin. Management believes that gross profit will rise in fiscal year 1996 as: (i) savings from the Company's manufacturing plan are realized for a full year; and, (ii) the inventory repurchased from terminated dealers is resold to customers.

OPERATING EXPENSES

     Reflecting its developmental character, the Company's expenses exceeded sales, and the Company has incurred net losses to date as anticipated.

     Selling, general and administrative expenses increased from $307,471 In fiscal year 1994 to $642,198 in fiscal year 1995. The increase was primarily due to the costs associated with: (i) the addition of seven sales, marketing and support personnel; (ii) product marketing expenses associated with the Company's first two products; (iii) the cost to open and maintain six regional sales offices and the associated support expenses; (iv) an increase in sales related travel by Company personnel in conjunction with the transition from independent dealers to one comprised of direct sales employees in conjunction with the transition of the independent representatives and dealers; and, (v) an increase in advertising and promotional material associated with the introduction of two additional "R/S" series workstations.

RESEARCH AND DEVELOPMENT

     The Company increased spending for research and development from $176,659 in fiscal year 1994 to $184,466 in fiscal year 1995. The Company increased its product development staff from two to three as part of its overall product development plan. The Company expects research and development expenses to increase in fiscal year 1996 as it develops additional products and systems which automate and standardize human and non-human fluids.

NET LOSS

     The Company's net loss increased from $305,997 in fiscal year 1994 to $657,055 in fiscal year 1995. The following contributed to the loss in 1995; (i) a deadline in revenue rate occasioned by management's decision to terminate non-performing and/or inadequate dealers; (ii) increased staffing expenditures predominately in sales and marketing and research and development; (iii) the purchase of one time expenditures of expendable tools and equipment required to commence "in house" assembly, operations; (iv) increased spending on sales and marketing activities which included sales-related travel, participation in regional trade shows, development and printing of marketing materials, advertising, and similar costs required to increase the Company's visibility in the marketplace.

INFLATION

     Management believes that inflation and changing prices have not had a material impact on the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1997 the Company had cash and equivalents of $1,568,306 a decrease of $1,204,162 from $2,772,468 as of June 30, 1996. The decrease in cash and equivalents was caused primarily by increased expenditures in sales-related activities, new product marketing, and new product development.

     The Company's inventory increased by $74,517 from $291,447 as of June 30, 1996 to $365,964 as of March 31, 1997. The increase in inventory was due primarily to: (i) additional purchases of long lead time items; and, (ii) creation of an adequate level of finished goods.

     The proceeds of this offering will be used principally for additional working capital.

                                    BUSINESS

GENERAL

     DiaSys Corporation (the "Company") designs, develops, manufactures and distributes instruments which standardize and automate routine, labor intensive procedures in hospital, clinical and private physician laboratories. The Company was organized in March, 1992 in the State of Connecticut and effected a statutory merger into a Delaware Corporation of the same name in December 1993. The Company is completing its developmental stage, and since its inception has engaged primarily in organizational activities and creation of several proprietary products.

     In January of 1995, the Company completed an initial public offering ("IPO") of 1,000,000 shares of its Common Stock, par value $.001 ("Common Shares") and 500,000 Common Stock Purchase Warrants, each exercisable at a price of $7.00 per share into one Common Share ("Warrants"). The Company received net proceeds after expenses of $3,961,179 from the IPO. In addition, on February 2, 1995, the Company's underwriter exercised its option to purchase 130,000 additional Common Shares and 70,000 Warrants from the Company pursuant to an over-allotment option granted as part of the IPO. The Company received an additional $561,425 in net proceeds. Accordingly, the Company realized $5,735,500 in gross proceeds from its IPO with net proceeds after expenses of $4,522,604.


PRODUCTS

     The Company's product strategy is to develop workstation products and systems that improve accuracy and reduce the costs to perform routine medical testing procedures.

"R/S" SERIES

     The Company's first family of products is the "R/S" series of urine sediment workstations. These workstations increase the accuracy, productivity and safety of the numerous laboratories which routinely analyze urine sediment. The "R/S" family is comprised of the: (i) R/S 2000 which was the Company's first product; (ii) R/S 1000 which was introduced in May of 1995; and (iii) R/S 2003 which was introduced in September of 1995. The R/S 1000 serves the needs of laboratories conducting fewer than 30 urine tests a day such as doctor office laboratories, out patient clinics, and "stat" labs where accuracy, standardization and quick turnaround are of utmost importance. The R/S 2000 serves mid-sized laboratories such as general hospitals. The R/S 2003 accommodates high volume laboratories such as clinical reference labs.

     Users of the "R/S" series workstations include hospital laboratories performing as few as 10 urine tests per day and clinical laboratory chains performing in excess of 10,000 urine tests per night. The "R/S" series workstations have also been the subject of numerous favorable evaluations and publications including The Journal of Laboratory Medicine, American Clinical Laboratory magazine, European Clinical Laboratory magazine, and College of American Pathology Today.

     Under traditional methods for urinalysis, a technologist takes centrifuged urine to a sink, pours off ("decants") all of the excess fluid ("supernatant"), and brings the tube containing the concentrated urine sediment ("button") to a standard upright microscope. The technologist then draws up some amount of the button using a plastic device called a pipette. A drop of specimen fluid is then squeezed from the pipette onto a glass microscope slide. The technologist places a very thin piece of glass ("cover slip") onto the drop of specimen fluid. The cover slip is pressed down so as to remove bubbles, flatten clumps of the button, and distribute the fluid somewhat evenly. The glass assembly is then positioned onto the stage of a microscope and examined. At the end of the examination, the glass slide, cover slip and pipette are thrown away. The entire procedure typically takes between 1 and 4 minutes to complete.

     The traditional procedure for routine urinalysis is labor intensive, requires many disposable items per test, is prone to variations in and among tests, and exposes the technologist to potentially hazardous materials contained in the specimen throughout the entire process. The "R/S" series workstations correct these critical laboratory shortcomings by improving:

     1.  Speed

     2.  Cost-efficiency

     3.  Accuracy/Reproducibility

     4.  Safety.

     1. SPEED. In most applications, the "R/S" series increases the number of urine tests that can be performed by a technologist in a given amount of time. This increased "throughput" is very important to routine urinalysis since the financial ability to hire additional personnel typically lags far behind increases in demands on laboratory services. The "R/S" series increases throughput by automating the sample process and eliminating the need to manipulate several disposable and movable items otherwise required by traditional laboratory methods.

     In operation, once the supernatant (excess) is decanted, the technologist loads the "R/S" workstation with up to 24 urine tubes. The technologist then inserts the unit's automatic aspirator ("pipette") into the first tube, presses the unit's SAMPLE button, and a consistent amount of specimen fluid is automatically transferred to an optical slide assembly mounted on the stage of the microscope. It takes under 3 seconds for this transfer to be completed. The technologist then analyzes the specimen as he or she would under conventional methods. When the analysis is finished, the technologist presses the PURGE button and within 5 seconds, the system is purged with isotonic saline solution, ready for a new sample.

     With conventional methods, it takes the technologist approximately 20 seconds to make and discard a slide. The "R/S" series does the same function in 8 seconds. With conventional methods, the technologist generally inspects 9-to-15 fields of view per slide in order to make a competent analysis. Current users of the "R/S" workstations report that the same analysis can be achieved within 3-to-5 fields of view. Some users have reported increased productivity of up to 50% over traditional urinalysis procedures. The labor savings realized through increased throughput allows the laboratory to allocate its personnel to other testing functions.

     2. COST-EFFICIENCY. The increased productivity of the "R/S" series workstations result in better allocation of staff time over total lab requirements. The lab can therefore perform more and/or varied functions without increasing staff. Labor savings is a significant benefit to laboratories since labor costs and overhead associated therewith are the single largest expenditure of most laboratories, in many cases accounting for 60-70% of direct costs.

     In addition to labor savings, the "R/S" series workstations eliminate the need to purchase and make space for pipettes, microscope slides and cover slips. The only disposable item connected with the "R/S" workstations is the tube in which the urine was originally centrifuged. Moreover, since there are no consumable items, the cost traditionally incurred in disposing of such bio-hazardous items is also saved.

     3. ACCURACY AND REPRODUCIBILITY. Many laboratory handbooks state that test standardization is a key element of any quality control or quality assurance program. The same handbooks criticize conventional methods of slide preparation because specimen volume and fluid distribution tend to vary significantly from test to test. The "R/S" series workstations eliminates technologist variations in test procedures. Unlike manual pipetting, the peristaltic pump of the "R/S" workstations is designed to deliver a consistent amount of specimen fluid each time to the optical slide chamber and, since the dimensions of the optical slide chamber are constant, the volume size and depth of view are also constant, test after test.

     4. SAFETY. Routine urinalysis requires substantial contact with urine and constant manipulation of the specimen. The surge of AIDS, hepatitis B, tuberculosis, and government regulations in connection therewith have prompted many laboratories to seek automated and safe procedures for urinalysis. The "R/S" series workstations provide such safety and automation by preparing and disposing of specimen samples without the technologist ever touching the specimen. Furthermore, since the specimen is in a sealed environment, the risk of spillage, overflow, and similar counter top accidents is avoided.

"FE" SERIES

     In May of 1996, the Company announced its fourth workstation product, the FE-2. The FE-2 is the first of a new family of products designed by the Company for use in microbiology. More specifically, the FE-2 is a counter top instrument which automates and reduces the cost of microscopic analysis of fecal concentrates. Microscopic analysis of feces is performed by thousands of hospital, public health and private commercial laboratories world wide in order to detect the presence of ova (eggs), cysts, and parasites in the lower intestinal tract of humans and animals. The presence of such organisms is critical to the proper care of the patient. The test is non-invasive, can be performed on an out-patient basis, and quickly provides confirmatory results.

     While there are multiple methods for preparing fecal concentrates, the end result is fecal material which has been filtered and suspended in formalin, a 10% formaldehyde solution. The technologist then centrifuges the material, pours off ("decants") all of the excess fluid ("supernatant"), resuspends the fecal concentrate in saline solution, and brings the tube containing the fecal concentrate to a standard upright microscope. The technologist then draws up ("aspirates") some amount of the concentrate using a pipette. A drop of concentrate is then squeezed from the pipette onto each of two glass microscope slides. Onto one slide the technologist will add either: (i) a drop of iodine to highlight possible eggs, cysts or parasites; or, (ii) a drop of saline solution in order to dilute the concentrate in case the other slide is too dense to analyze. The technologist then places an oversized ("extended") cover slip onto the drop of concentrate. Each cover slip is pressed down so as to remove air bubbles, flatten clumps of concentrate, and distribute the fluid somewhat evenly. Each glass assembly is then positioned onto the stage of a microscope and examined, one after the other. At the end of the examination, the glass slides, cover slips and pipette are thrown away. The entire procedure typically could take as long as 15 minutes to complete.

     Like the analysis of urine sediment, the analysis of fecal concentrates is labor intensive, requires many disposable items per test, is prone to variations in and among tests, and exposes the technologist to the specimen throughout the entire process. In addition but unlike urinalysis, fecal concentrates are generally prepared with formalin which is both noxious and potentially carcinogenic. Prolonged inhalation of the formalin in the fecal concentrates, therefore, is intensely discouraged by both the examining technologist and the laboratory environmentalist.

     The FE-2 workstation corrects the procedural shortcomings of current methodologies in several significant ways. The FE-2 requires no special training. To operate, the technologist inserts the instruments automatic dual aspirator into a prepared fecal concentrate and presses the "SAMPLE" button on the control console of the workstation. Within 5 seconds, a consistent, measured amount of concentrate is automatically transferred to the workstation's optical slide assembly (OSA) on the stage of the microscope. During this process, one chamber of the OSA is inoculated with 10 ul of the fecal concentrate. The other chamber is inoculated with an equal mix of 5 ul of fecal concentrate and 5 ul of an iodine solution (or isotonic saline solution as the laboratory may prefer). Observations are conducted through the stage-mounted (OSA) which is included with the FE-2. The chambers of the OSA are constructed of a seamless, high optical quality glass capillary. The width of the viewing area of each capillary is equal to the width of a standard 10X lens objective so that scanning is quicker and more precise. When observations of both the stained and unstained fecal concentrates are complete, the technologist may either: (a) purge the OSA by pressing either PURGE button on the control console; or, (b) view a succeeding portion of the concentrate by pressing the SAMPLE button. Pressing the SAMPLE button will advance the concentrate forward by 50 ul thereby displaying a new portion of the concentrate in the OSA. This "Jog" may be performed twice after the original sample is made. Purging the system takes about 7 seconds, after which time the FE-2 is ready to make the next concentrate slides.

     The FE-2 increases the level of safety and precision by automating the aspiration, resuspension, staining or diluting, transfer, presentation and disposal of fecal concentrates. It also eliminates the need and cost of disposable pipettes, microscope slides, and cover slips. The FE-2 reduces analysis time and increases accuracy by establishing strict physical parameters of the viewing area. Moreover, since the fecal concentrate is contained in and manipulated through a sealed system, the technologist is no longer exposed to prolonged inhalation of the formalin.

ADDITIONAL WORKSTATION PRODUCTS

     The Company develops its workstation products by analyzing current procedures and collecting customer observations and suggestions. The Company can therefore better define workstations which more closely meet customer needs. The Company is aggressively developing several additional workstation products and has doubled its developmental work force in order to accelerate the release of the workstations that are presently in development.

SALES, MARKETING, AND DISTRIBUTION

   North America

     The Company sells and services its workstation-products through its headquarter offices in Waterbury, CT and seven regional sales offices located throughout the United States and Canada. Each sales office is staffed by a manager and each manager is responsible for coordinating sales efforts with the dealers and independent sales representatives in and for the region. The regional sales offices are supported by a manager of marketing information systems, a director of field services and support, and a newly appointed vice president of sales and marketing, each located at the Company's headquarter office.

     Each sales manager earns a base salary and an incentive bonus based upon achievement of: (i) a stipulated number of product demonstrations; and, (ii) a quarterly sales quota.

     Independent sales representatives are given non-exclusive territories and compensated on a commission basis only. Dealers are generally provided with non-overlapping territories and are compensated by purchasing product against an established discount schedule. Independent sales representatives and dealers do not generally occupy the same sales territory.

     Sales in North America are facilitated by a series of marketing programs which include telemarketing, direct mail campaigns, advertising in key trade journals, participation in technical workshops, and exhibitions at national trade shows.

   International

     The Company is commencing distribution operations in Europe, South America, Central America, China and parts of Pacific-Asia. The Company has appointed a country manager in England to assist with and oversee European operations. The country manager is not an employee of the Company and is compensated on a percentage of European sales only. The Company has installed workstations in Ireland, Italy, Spain, Belgium, France, Switzerland, Portugal and Luxembourg. The Company has started to implement its distribution plan for Japan, Taiwan and Singapore.

   Material Contracts and Arrangements

     On June 27, 1996 the Company entered into a strategic cooperation agreement with Bayer Inc. of Canada. Under the agreement, Bayer's Health Care Division and the Company will jointly market their urine analysis workstations to hospitals and clinical reference laboratories in Canada. The two companies have also agreed to engage in joint product development if and as mutually advisable. Bayer Inc. is the Canadian subsidiary of the health care giant Bayer A.G. headquartered in Germany.


     On November 1, 1996, the Company entered into a product integration agreement (the "IMI Agreement") with Intelligent Medical Imaging Inc. ("IMI") pursuant to which IMI agreed to purchase a combination of two hundred (200) R/S 2003 and FE-2 workstations. Pursuant to the terms of the IMI Agreement, such workstations were to be integrated into IMI's new core laboratory workstation which were designed to fully automate microscopic analysis of several key body fluids including white blood cells, urine sediment and fecal concentrates. The first one hundred units of R/S 2003 workstations were delivered on or before March 27, 1997. Pursuant to the IMI Agreement, IMI was under an obligation to order the remaining one hundred workstations prior to June 30, 1997 and accept delivery thereof by December 31, 1997. On June 16, 1997, IMI advised the Company that it was rejecting all workstations as non-conforming under the terms of the IMI Agreement. On July 3, 1997, and following several communications between the parties, the Company notified IMI that it had suspended the IMI Agreement pending the resolution of the outstanding disputes including the conformity of the goods and non-payment for the goods delivered. On July 17, 1997, IMI notified the Company that it had terminated the IMI Agreement due to the Company's alleged breaches of the IMI Agreement. The Company believes that it did not breach the IMI Agreement and disputes the termination of the IMI Agreement by IMI. The Company intends to pursue its remedies against IMI, including compensation to the Company for loss of profit. The Company believes that it will ultimately prevail in obtaining a resolution of its claims against IMI.

     The Company has established a number of important relationships with large scale customers. These relationships include: SmithKline Beecham Clinical Laboratories; Mid-Atlantic Group Network of Shared Services, Inc. (MAGNET); Kaiser Permanente, Southern California region; AmeriNet, Inc. of St. Louis Missouri and Quest Diagnostics (Corning Metpath). The Company is also an approved vendor to the Federal Government pursuant to a contract with the General Services Administration (GSA).

RESEARCH AND DEVELOPMENT

     In fiscal year 1996, 1995, and 1994 the Company spent approximately $251,000, $184,000 and $177,000 respectively on research and development. The Company conducts research and product development through its technical staff. The Company introduced its third workstation product, the R/S 2003, in September of 1995. It introduced its fourth workstation product, the FE-2, in May of 1996. The Company has several additional products at various stages of development with scheduled completion by the end of 1996. The Company expects to spend in excess of $250,000 in fiscal year 1997.

COMPETITION

   The "R/S" Series

     The Company knows of no other product which competes directly with the "R/S" series workstations. There are however five competing technologies for the "R/S" series: (i) traditional use of a microscope to examine a glass slide of urine sediment; (ii) traditional use of a microscope to examine urine sediments introduced into a pre-formed plastic slide assembly; (iii) a video imaging system which automatically "recognizes" and "counts" pre-stored images of "common shapes" found in urine sediment; (iv) a laser based system which detects "abnormal" urines thereby reducing the number which must be manually analyzed; and, (v) pre-screening using chemically treated reagent or "dip" strips.

     The oldest technology is the use of a microscope to examine a glass slide of urine sediment. However, as described elsewhere in this prospectus, the use of microscope slides and cover slips is time consuming, prone to inconsistencies, and expensive. Pre-formed plastic slides are easier to handle than glass and provide more standardization. However, the optical quality seen through plastic slides tends to be significantly inferior to that of glass and the cost is generally higher. The video imaging system on the market provides a "standard procedure" for urinalysis, dispenses with the need for costly consumable items such as glass or plastic slides, and, sharply reduces exposure to potentially infectious materials carried in urine. However, since the basic unit costs between $70,000 and $195,000, the Company believes that only the largest laboratories with the most liberal budgets can justify the purchase of such a system. The laser-based system screens-out "normal" urines thereby reducing the number of "abnormal" urines requiring manual analysis. However, the laser based system does not recognize the presence of several urine constituents (eg. casts and crystals) and because it costs approximately $100,000, it is therefore out of the economic reach of most laboratories. Lastly, reagent strips are very efficient for determining chemical compositions, but they do not detect the existence of many types of particulate matter otherwise having clinical significance.

   FE-2

     The Company knows of no other workstation product which automates resuspension, aspiration and presentation of fecal concentrates for microscopic analysis.

     The Company expects to encounter competition in the laboratory equipment industry. While the Company believes that the "R/S" series and FE-2 workstations are currently the only products of their type in the market, many of the Company's competitors and potential competitors have substantially greater resources, including capital, research and development, personnel and manufacturing and marketing capabilities, and also may offer well established, broad product lines and ancillary services. Some of the Company's competitors have long-term or preferential supply arrangements with hospitals. Such arrangements may act as a barrier to market entry to the Company's products. Competing companies may succeed in developing products that are more efficacious or less costly, and such companies may also be more successful than the Company in production and marketing. Rapid technological development by others may result in the Company's products becoming obsolete before the Company recovers a significant portion of the research, development and commercialization expenses incurred with respect to those products. There can be no assurance that the Company will be able to compete successfully.

MANUFACTURING AND WARRANTIES

     On March 1, 1995, the Company implemented a manufacturing plan which eliminated the use of outside "turn key" contract manufacturers. The Company purchases sub-assemblies and parts designed according to Company specifications, and assembles and final tests the sub-assemblies and parts within its own facility. The Company has developed alternate qualified vendors for its critical raw material and supplies that could fulfill its requirements if needed. Implementation of the plan has resulted in higher manufacturing quality, reduced lead time to delivery and reduced costs in manufacturing.

     The Company provides its customers with a one year "swap out" warranty against defects in parts or workmanship on all new or refurbished units from the date of delivery, generally defined as FOB, DiaSys. This means that in the event a unit fails from a defect in parts and/or workmanship during the warranty period, the Company will replace the unit with a new or refurbished unit at the Company's option. After the warranty expires, service is provided by the Company and charged on a parts and labor basis. The Company also offers an extended service agreement for an additional charge. The Company experiences minimal additional costs associated with its warranty obligations.

TRADE SECRETS, PATENTS AND TRADEMARKS

   Patents

     The Company has been granted two patents from the United States Department of Commerce: one effective May 28, 1992; the other, February 28, 1995. The first patent pertains to the concept and overall function of the "R/S" series workstation. The second patent pertains to the unique and novel features of the optical slide assembly.

     The Company was also granted patent protection in Taiwan effective September 10, 1993 and in Australia effective December 16, 1994.

     On February 18, 1997, the Company announced that its technology was granted patent protection in Austria, Belgium, Denmark, England, France, Germany, Greece, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Portugal, Spain, Sweden, Switzerland, Liechtenstein, and Singapore.

     The Company is pursuing similar patents in Japan, Canada and Brazil.

     The Company has applied for patent protections for its FE-2 fecal concentrate workstation and other novel inventions.

   Trade Names

     The Company has five applications pending for trade names: three in the United States, one in Europe and one in Japan.

   Insurance

     The Company has purchased patent insurance from the Homestead Insurance Company. Under the policy, Homestead will provide the Company with up to $500,000 (with a $500,000 aggregate policy) in legal fees and assistance in the event that litigation is required to protect or prosecute the Company's proprietary rights under its patents.

     There can be no assurance that any future applications by the Company for patent protection will result in patents being issued, or, if issued, that such patents will provide a competitive advantage or will afford protection against competitors, with similar technology, or that competitors of the Company will not circumvent, or challenge the validity of any patents issued or licensed by the Company. Moreover, there can be no assurance that the Company's non-disclosure agreements and other safeguards will protect its proprietary information and trade secrets or provide adequate remedies for the Company in the event of unauthorized use or disclosure of such information, or that others will not be able to independently develop such information.

GOVERNMENT REGULATION

   Food & Drug Administration

     The Company has obtained safety certifications for its workstation products from Underwriters Laboratories (UL) and TUV Rhineland of North America, Inc
(CE).

     On May 23, 1995, the Company received clearance from the Food and Drug Administration (FDA) to release the R/S 2003 and related products to market. In the same letter, the FDA stated that any of the Company's future products which are substantially equivalent to the new workstations may be marketed directly without first submitting pre-market notification.

     Although the "R/S" series and FE-2 workstations are exempt from FDA 510(K) pre-market notification requirements, the development, testing, manufacturing and marketing of the Company's products in the United States are regulated by the FDA, which generally requires clearance of such products before marketing. Moreover, regulatory approval, if granted, may include significant limitations on the indicated uses for which a product may be marketed. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, product seizures, injunctions, recalls of products, operating restrictions and criminal prosecutions. There can be no assurance that the Company will be able to obtain the necessary regulatory clearance for the manufacturing and marketing of other products which are currently in the development stage, either in the United States or in foreign markets on a timely basis or at all. Certain of the Company's future diagnostic products may require submission to the FDA of an application for Pre-market Approval. Delays in receipt of or failure to receive clearances to commence clinical studies or to market products, or loss of previously received clearances, would adversely affect the marketing of the Company's proposed products and the results of future operations.

     Commercial distribution in most foreign countries is also subject to varying government regulations. In addition, federal, state and international government regulations regarding the manufacture and sale of diagnostic devices are subject to future change, and additional regulations may be adopted which may prevent the Company from obtaining, or affect the timing of, future regulatory clearances and may adversely affect the Company.

     The Company's manufacturing process is subject to stringent federal, state and local regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes, and regarding the manufacture, testing, labeling, record keeping, and storage of diagnostic devices, including current Good Manufacturing Practices regulations and similar foreign regulations. Although the Company believes that it and its subcontractors have complied in all material respects with such laws and regulations, there can be no assurance that the Company will not be required to incur significant costs in the future in complying with manufacturing and environmental regulations.

   Laboratory Regulations

     Regulations issued under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") became effective September 1, 1992. CLIA is intended to increase the quality of laboratory services and extends these requirements to physicians office laboratories. CLIA requires laboratory licensing and written operational and quality control procedures for tests that are carried out in the laboratory. It establishes personnel standards regarding qualification and training of individuals who carry out the tests. It also mandates periodic inspection and proficiency evaluation of the performance of these procedures and individuals. CLIA requires the more complex procedures such as clinical microscopy to be performed by more skilled medical technologists. The CLIA requirements have caused more physician offices to transfer their urinalysis testing to reference laboratories and has resulted in consolidation of many smaller reference laboratories.

     The Company believes that the "R/S" series and FE-2 workstations improve laboratory operations, increase procedural quality and reduce labor costs. Therefore, the Company believes the CLIA regulations are likely to help rather than hinder its sales efforts in the longer term.

   Biohazard Containment

     OSHA mandated that all necessary precautions be taken to ensure the safety of clinical laboratory personnel handling biohazard materials including bodily fluid specimens that may contain life-threatening, blood-borne infectious pathogens such as tuberculosis, hepatitis B and human immunologic viruses. To the Company's knowledge, OSHA has not published any comparisons or analysis of manual versus automated or semiautomated urinalysis procedures. However, the Company believes that while conventional urinalysis has not been barred by the OSHA regulations, it does expose technicians to potentially infectious urine several times during the procedure, including accidental spillage and splashing in the course of a number of its manipulative steps. In the event of such inadvertent contact, skin cuts and abrasions which may occur from sharp edges in the handling of microscope slides, cover slips and chipped or broken glass and plastic ware, may become infected.

     The Company believes the "R/S" series and FE-2 workstations offer a contained method of analyzing urine sediment and fecal concentrates and that each workstation mitigates the risks associated with handling potentially biohazard material.

   Medicare/Medicaid Cost Containment

     The Company believes that the recent effort to contain costs have caused some hospitals to reduce the number of routine tests conducted, thus diminishing the relative cost effectiveness of the "R/S" series and FE-2 workstations. Overall, hospitals have become significantly more cost-conscious. Perhaps more important, hospitals have imposed more intense reviews of capital acquisitions, particularly for new systems like the "R/S" series and FE-2 workstations, which address areas traditionally not requiring significant capital investments.

     However, laboratories must contend with the aforementioned new OSHA and CLIA regulations. Since the Company's products are designed to reduce the amount of labor required to perform laboratory tests and the specimen biohazard exposure, as well as to standardize and improve the analytical quality of the urinalysis procedure, the Company believes these factors could enhance its competitive position in the market. There can be no assurance, however, that continued reductions in reimbursements will not have a material adverse affect on sales and Company operations.

     Recent legislation has been introduced in the United States Congress to change the existing health care system and Health Care Reform is a high priority of the present administration. At the present time, the Company is unable to predict what affect, if any, a change in the health care system would have on the Company. While the Company believes that the cost-effectiveness of the "R/S" series and FE-2 workstations should benefit medical and clinical laboratories, medical and clinical laboratories may elect to postpone important decisions regarding capital expenditures until any changes in the health care system are completed and their full scope and effect known.

PRODUCT LIABILITY

     The Company faces potential liability in connection with the use of its products. The Company has purchased product liability insurance in the amount of $2,000,000. The Company believes that its present insurance is sufficient for its current level of business operations. There can be no assurance however that such insurance will be sufficient to cover potential claims or that the present level of coverage will be available in the future at a reasonable cost.

ENVIRONMENTAL COMPLIANCE

     The Company believes that its manufacturing process conforms to all federal, state and local environmental regulations. There can be no assurances, however, that the Company will not be required to incur significant costs in complying with environmental regulations.

EMPLOYEES

     As of March 31, 1997 the Company employed 19 persons, 10 of whom were engaged in sales and marketing, 5 in research, development and manufacturing, and 4 in administrative, accounting and other clerical support activities.

PROPERTIES

     The Company leases 8,000 square feet of space at 49 Leavenworth Street, Waterbury, Connecticut for its headquarters, research and development and assembly operations. The Company's lease expires December 31, 1997. The Company pays an annual rent of $38,808.00 paid in equal monthly installments of $3,234.00.

LEGAL PROCEEDINGS


     On June 16, 1997, IMI advised the Company that it was rejecting all workstations as non-conforming under the terms of the IMI Agreement. On July 3, 1997, and following several communications between the parties, the Company notified IMI that it had suspended the IMI Agreement pending the resolution of the outstanding disputes including the conformity of the goods and non-payment for the goods delivered. On July 17, 1997, IMI notified the Company that it had terminated the IMI Agreement due to the Company's alleged breaches of the IMI Agreement. The Company believes that it did not breach the IMI Agreement and disputes the termination of the IMI Agreement by IMI. The Company intends to pursue its remedies against IMI, including compensation to the Company for loss of profit. The Company believes that it will ultimately prevail in obtaining a resolution of its claims against IMI.

                                   MANAGEMENT

     The officers and directors of the Company are as follows:

      Name                     Age                 Office
      ----                     ---                 ------
Todd M. DeMatteo ...........   39   President, Chief Executive Officer, Director
Walter Greenfield ..........   67   Chief Scientist, Director
Conard R. Shelnut ..........   62   Secretary, Director
Michael F. Primini .........   49   Vice President & CFO; Finance
                                      & Administration Assistant Secretary
Robert H. Engel ............   60   Director
Robert P. Carrol ...........   65   Director

     Todd M. DeMatteo is a co-founder of the Company and has been with the Company since its inception in 1992. From 1988 to 1991, Mr. DeMatteo was Vice President and General Manager of Oracle Industries, a private company that manufactured and distributed medical and industrial laboratory equipment. From 1983 to 1988, Mr. DeMatteo was employed by Data Switch Corporation, lastly as Vice President--OEM and Distributor Operations. Mr. DeMatteo received a Bachelor of Science degree in History, Political Science and Economics from Sacred Heart University in 1979 and a law degree from Quinnipiac University, formerly Bridgeport University, in 1982. He is admitted to the bar in the State of Connecticut.

     Walter Greenfield is a co-founder of the Company and has been with the Company since its inception in 1992. From 1989 to 1991, Mr. Greenfield was Chairman and Vice President of Research and Development of Scientific Imaging Instruments, Trumbull, CT, a developer of a video based microscope. From 1983 to 1988, Mr. Greenfield was Vice President -- Research and Development of Wright Labs, Bohemia, NY, where he developed diagnostic products for blood samples. From 1980 to 1983, Mr. Greenfield was employed in product development at Medical Lab Automation, Mt. Vernon, NY. From 1978 to 1980, Mr. Greenfield was employed in product development at Nice Pak Products, Mt. Vernon, NY. From 1975-1978, Mr. Greenfield was employed in product development by Carrol Donham Smith, a division of Cooper Labs, New Brunswick, NJ. From 1970 to 1975, Mr. Greenfield was employed in product development at Denver Chemical, Stamford, CT. From 1960 to 1970, Mr. Greenfield was employed in analytical development at USV Pharmaceutical. From 1954 to 1960, Mr. Greenfield was a Laboratory Manager at N.E. Clinical Labs, Hartford, CT. From 1952 to 1954, Mr. Greenfield served in the U.S. Army Medical Corps. Mr. Greenfield attended New York University from 1948 to 1952 where his course work concentrated on clinical chemistry.

     Conard R. Shelnut is a co-founder of the Company and has been with the Company since its inception in 1992. Since 1987, Mr. Shelnut has also been President of GPL, Las Vegas, NV, a consulting company to U.S. manufacturers distributing products in Asia. From 1985 to 1987, Mr. Shelnut was Vice President of T-Bar Incorporated, Wilton, CT, a manufacturer of electronic matrix switches. From 1982 to 1985, Mr. Shelnut was a Director of International Marketing in South Korea for Litton Aero Products, Aeropark, CA. From 1980 to 1982, Mr. Shelnut was Group Vice President in South Korea for Litton Advanced Electronic Systems Group, Beverly Hills, CA. From 1973 to 1980, Mr. Shelnut was a Senior Advanced Program Manager for Litton Guidance and Control Systems Division, Woodland Hills, CA. From 1970 to 1973, Mr. Shelnut was a Director of Operations for Litton Mellonics Division Sunnyvale, CA. From 1963 to 1970, Mr. Shelnut was a Manager of Field Engineering at Litton Guidance and Control Systems Division, Woodland Hills, CA. From 1961 to 1963, Mr. Shelnut was a Department Manager in chemical manufacturing for Proctor and Gamble Mfg. Co., St. Louis, MO. In 1961, Mr. Shelnut obtained a B.S. degree in Technical Engineering from the University of Arkansas. He served with the Strategic Air Command (SAC) and held the rank of Captain in the United States Air Force Reserve. Mr. Shelnut is fluent in Mandarin Chinese and taught avionics in China. Mr. Shelnut does not devote his full-time to the Company.

     Michael F. Primini is the Company's Vice President of Finance and Administration, Chief Financial Officer, and Assistant Secretary. He has been employed by the Company since January, 1995. From 1993 to 1995 Mr. Primini was Controller for Albert Brothers, a metal recycling company (Waterbury, CT). For six years prior thereto, Mr. Primini was employed by Heminway and Bartlett in the position of Senior Vice President, for 13 years. Prior thereto, Mr. Primini was Controller for two manufacturing plants for TRW Inc.

     Robert H. Engel, Ph.D. was appointed to the Board of Directors of the Company in February 1994. From 1993 to the present, Dr. Engel has been an efficiency consultant to clinical reference laboratories and a key consultant with Chi Laboratory Systems, Inc., a national laboratory consulting firm. From 1977 to 1993, Dr. Engel was employed by Damon Clinical Laboratories (Needham Heights, MA), most recently as the Vice President, Technical Affairs. From 1971 to 1977, Dr. Engel was employed by SmithKline Beecham Clinical Laboratories (Waltham, MA). From 1968 to 1971, Dr. Engel was a Senior Marine Biochemist at Batelle Memorial Institute (Duxbury, MA), and from 1962 to 1968 he was a Research Chemist at Lederle Laboratories, a division of American Cyanmid Inc. (Pearl River, NY).

     Robert P. Carroll was appointed to the Board of Directors of the Company in February, 1994. From 1977 to the present, Mr. Carroll has been employed by Unisys Corporation (McLean, VA), most recently as Vice President of Federal Systems. From 1951 to 1977, Mr. Carroll was a member of the United States Air Force assigned to information systems, retiring with the rank of Colonel.

      The term of office of each director expires at the Company's annual meeting of shareholders or until their successors are duly elected and qualified. Except as otherwise set forth herein, officers serve at the discretion of the Board of Directors.

                             EXECUTIVE COMPENSATION

      The following table sets forth certain information with respect to compensation paid by the Company for the fiscal year ended June 30, 1996, to the Company's Chief Executive Officer and the most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000.

                                                    SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                            |                                     |       Long Term Compensation      |
                                            |                                     |-----------------------------------|
                                            |       Annual Compensation           |        Awards           |         |
                                            |-------------------------------------|-------------------------|         |
                                            |          |         |     Other      |  Restricted  |          |         |
                                            |          |         |     Annual     |    stock     | Options/ |         |   All other
--------------------------------------------|  Salary  |  Bonus  |  Compensation  |   award(s)   |   SAR    |         | Compensation
Name and principal position         |  Year |    ($)   |   ($)   |      ($)       |     ($)      |   (#)    | Payouts |     ($)
------------------------------------|-------|----------|---------|----------------|--------------|----------|---------|-------------
Todd M. DeMatteo,                   |       |          |         |                |              |          |         |
  President .....................   |  1996 | $135,000 |    0    |       0        |      0       |    0     |    0    |      0
                                    |       |          |         |                |              |          |         |
Walter Greenfield,                  |       |          |         |                |              |          |         |
  Chief Scientist, Director .....   |  1996 | $ 70,000 |    0    |       0        |      0       |    0     |    0    |      0
-----------------------------------------------------------------------------------------------------------------------------------


INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law, authorizes corporations organized thereunder, such as the Company, to indemnify directors and officers against liabilities which they may incur as such. The Company's Certificate of Incorporation and By-Laws contain such indemnity provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

COMBINATION OF DIRECTORS

     Directors currently do not receive salaries or fees for serving as directors of the Company. Certain non- affiliated Directors of the Company have, however, received certain grants under the Company's 1993 Stock Incentive Plan. See "Incentive Stock Option Plan."

EMPLOYMENT AGREEMENTS

     Messrs. DeMatteo and Greenfield each have an employment agreement with the Company. Each agreement: (i) is for a one year term effective January 1, 1997, renewable upon the mutual consent of the parties; (ii) requires that the employee devote substantially all of his professional time to performing the duties defined in his agreement or as such duties may from time to time be modified by the Company; (iii) contains provisions for termination of the employee for "Cause" and "Without Cause"; (iv) entitles the employee to participate in any and all employee benefits programs and/or plans sponsored by the Company including but not limited to stock option plans, stock bonus plans, profit sharing plans and other such programs as and if adopted; and, (v) as a condition to employment, requires that the employee: (a) keep in confidence and trust all Proprietary Information of the Company; (b) will not use or disclose the Proprietary Information of the Company or anything related to it without the prior written consent of the Company; and, (c) pledge and warrant that during the term of employment with the Company, such employee will not engage in any activity, employment, consultation, or otherwise which directly or indirectly competes with the business of the Company.

     In addition to the above, in the event that the employee is terminated due to an acquisition, merger, or other change in control of the Company, the employee is entitled to receive severance compensation in an amount equal to two and one-half times the amount of compensation received in the twelve month period immediately preceding the effective date of such change. Through the term of the agreement, Mr. DeMatteo's base compensation is fixed at $135, 000 per year and Mr. Greenfield's base compensation is fixed at $70,000.

INCENTIVE STOCK OPTION PLAN


     The Company has adopted a 1993 Incentive Stock Option Plan (the "Plan"), under Section 422 of the Internal Revenue Code of 1986, as amended. The Plan provides for administration by a committee of the Board of Directors or, as is currently the case, by the Board of Directors in the absence of a committee. Pursuant to the Plan, the Company has reserved 300,000 shares of Common Stock for the purpose of granting options to purchase such Common Stock (the "Options") to officers, employees, and directors of the Company. The exercise price of the Options granted must at least equal the fair market price of the Company's Common Stock on the date of the Option grant. No Option may be granted under the Plan after November 14, 2003 and each Option must expire no later than ten years after the grant thereof. No Option may be exercised until the twenty-fourth month following the date the Option was granted, at which time, 50% of the shares of Common Stock covered by the Option may be exercised with certain limitations. The remaining 50% balance are exercisable thirty-six months after issuance of the Option. Options cannot be granted to holders of more than 10% of the Company's Common Stock at the time of grant, unless the exercise price is 110% of market value and the Option expires five years from the date of issuance. Unless otherwise provided by the administrators, no Options granted under the Plan are transferable by the Optionee other than by will or by the law of descent and distribution. Options granted under the Plan will automatically terminate in the event (i) the Option holder ceases to be an employee or director of the Company within twenty-four months of the date of grant or (ii) after twenty-four months of the date of grant, the Option holder ceases to be an employee or director of the Company and the Option is not exercised within ninety days after cessation of employment or directorship. The foregoing is not a complete description of the Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

                             PRINCIPAL SHAREHOLDERS

     The following tables set forth, as of March 31, 1997, the number of shares beneficially owned: (i) by each person known by the Company to be a beneficial owner of more than five percent of the outstanding shares of Common Stock; (ii) by each Director of the Company; and, (iii) by all executive officers and Directors of the Company as a group. Unless otherwise indicated, each of the following persons has sole voting and investment powers with respect to the shares of Common Stock set forth opposite their respective names.



NAME AND ADDRESS OF                                          PERCENT OF CLASS         PERCENT OF CLASS
BENEFICIAL OWNERS (1)                    OWNERSHIP(2)         BEFORE EXERCISE          AFTER EXERCISE
---------------------                    ------------        ----------------         ----------------
Todd M. DeMatteo(5) ...................   342,000(3)              14.17%                    11.36%
Walter Greenfield .....................   297,000                 12.30%                     9.87%
Conard R. Shelnut(5) ..................    90,000(4)(5)            3.73%                     2.99%
Dr. Robert H. Engel ...................          (5)                   (6)                       (6)
Robert P. Carroll .....................          (5)                   (6)                       (6)
Michael F. Primini ....................     1,000                      (6)                       (6)

All Directors and officers
  as a group, 6 persons ...............   730,000                 33.24%                    24.25%

--------------
(1)   c/o DiaSys Corporation, 49 Leavenworth Street, Waterbury,
      Connecticut 06702


(2) For the purpose of the above table and the following notes, the Common Stock shown as "beneficially owned" includes all securities which pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, may be deemed to be "beneficially owned" including, without limitation, all securities which the "beneficial owner" has the right to acquire within 60 days, as for example through the exercise of any option, warrant or right, the conversion of convertible securities or pursuant to the power to revoke a trust discretionary account or similar arrangement.

(3) Includes 90,000 shares of Common Stock owned by Mr. DeMatteo through Professional Profile Corporation (see: Ownership of Common Stock by Certain Beneficial Owners, below)

(4) Includes 90,000 shares of Common Stock owned by Mr. Shelnut through Professional Profile Corporation (see: Ownership of Common Stock by Certain Beneficial Owners, below)

(5) Does not include 10,000 vested by unexercised options to purchase Common Stock.

(6)   Indicates less than 1% ownership of outstanding Common Stock.

                    MARKET FOR THE REGISTRANT'S COMMON STOCK

     The company has its Common Stock listed for trading on the NASDAQ SmallCap Market System under the symbol DIYS, and DIYSW for the Warrants.

     The following tables set forth the high and low closing bid quotations for the Company's Common Stock and Warrants as reported by NASDAQ for the periods indicated. These quotations represent bid prices between dealers, do not include retail mark-ups, markdowns or commissions, and do not necessarily represent actual trade transactions.


                                    Closing Sales Prices
                                    --------------------
                                        Common Stock
                                   -----------------------
 Year Ended June 30, 1995          High                Low
 ------------------------          ----                ---
        3rd Quarter                6 1/4              5 3/4
        4th Quarter                6 1/4              6 1/8

 Year Ended June 30, 1996          High                Low
 ------------------------          ----                ---
        1st Quarter                6 1/2              6 3/8
        2nd Quarter                7 3/4              6 3/8
        3rd Quarter                7 3/4              7 1/2
        4th Quarter                8 1/8              7 5/8

 Quarter Ended March 31, 1997      High                Low
 ----------------------------      ----                ---
        1st Quarter                6 5/8              6
        2nd Quarter                6 1/2              6
        3rd Quarter                7 1/16             6 5/8

                                          Warrants
                                   -----------------------
 Year Ended June 30, 1995          High                Low
 ------------------------          ----                ---
        3rd Quarter                1 1/8              1 3/16
        4th Quarter                1 5/8              1 1/4

 Year Ended June 30, 1996          High                Low
 ------------------------          ----                ---
        1st Quarter                1 5/8              1 1/4
        2nd Quarter                1 7/8              1 3/8
        3rd Quarter                1 11/16            1 11/16
        4th Quarter                1 3/4              1 1/2

 Quarter Ended March 31, 1997      High                Low
 ----------------------------      ----                ---
        1st Quarter                1 5/8              1 1/8
        2nd Quarter                1 1/8                1/2
        3rd Quarter                1 1/8                5/8

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued against the consideration set forth in this Prospectus will be, fully paid and nonassessable.

     Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, the person becomes an "interested stockholder" and may not engage in a "business combination" with that corporation for a period of 3 years. The term "business combination" includes a merger, a sale of assets or a transfer of stock. The 3 year moratorium may be terminated if any of the following conditions are met:
(1) the Board of Directors approved the acquisition of stock or the business combination before the person became an interested stockholder, (2) the interested stockholder acquired 85% of the outstanding voting stock, excluding in the determination of outstanding stock any stock owned by individuals who are officers and directors of the corporation and any stock owned by certain employee stock plans, or (3) the business combination is approved after the person became an interested stockholder by voting stock which is not owned by the interested stockholder. Todd M. DeMatteo, Walter Greenfield, and Conard R. Shelnut each own, either directly or beneficially, 15% or more of the Common Stock of the Company and may be an interested stockholder.

REDEEMABLE WARRANTS


     Each Redeemable Warrant entitled the registered holder thereof (the "Warrantholder") to purchase one share of Common Stock at a price of $7.00, subject to adjustment in certain circumstances. The Redeemable Warrants were set to expire on July 10, 1997. On May 21, 1997, the Board of Directors of the Company reduced the exercise price of the Redeemable Warrants for the remainder of their term to $5.25 per share. On July 3, 1997 the Board of Directors of the Company approved the extension of the expiration date of the 566,000 publicly traded Redeemable Warrants to October 10, 1997. The Redeemable Warrants are redeemable by the Company upon notice of not less than 30 days, at a price of $.05 per Redeemable Warrant, provided that the average closing bid quotation of the Common Stock for the 20 trading days ending on the third day prior to the day on which the Company gives notice has been at least $8.00. See "Description of Securities." The Warrantholders shall have the right to exercise their Redeemable Warrants until the close of business on the date fixed for redemption.


     The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Redeemable Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations, reclassification of the Common Stock or sales of Common Stock below the higher of the exercise price or the then existing market price. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation or sale of all or substantially all of the assets of the Company in order to enable Redeemable Warrant holders to acquire the kind and number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Redeemable Warrants. No adjustments will be made until the cumulative adjustments in the exercise price per share amount to $.05 or more. No adjustment to the exercise price of the shares subject to the Warrants will be made for dividends (other than stock dividends), if any, paid on the Common Stock.

     The Redeemable Warrants may be exercised upon surrender of the Redeemable Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Redeemable Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by certified check payable to the Company) to the warrant agent for the number of Redeemable Warrants being exercised. The Redeemable Warrant holders do not have the rights or privileges of holders of Common Stock.

     No Redeemable Warrants will be exercisable unless at the time of exercise the Company has filed with the Commission, a current prospectus covering shares of Common Stock issuable upon exercise of such

Redeemable Warrants and such shares have been registered with the Commission or deemed to be exempt under the securities laws of the state of residence of the holder of such Redeemable Warrants. The Company will use its best efforts to have all shares so registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Redeemable Warrants, subject to the terms of the Redeemable Warrant Agreement While it is the Company's intention to do so, there can be no assurance that it will be able to maintain a current prospectus.

PREFERRED STOCK

     The Board of Directors is authorized to issue 100,000 shares of Preferred Stock, $.001 par value, in one or more series and, to the extent now or hereafter permitted by the laws of the State of Delaware, to fix and determine the preferences, voting powers, qualifications and special and relative rights or privileges of each series including, bid not limited to: (i) the number of shares to constitute such series and the distinguishing designation thereof;
(ii) the dividend rate on the shares of such series and the preferences, if any, and the special and relative rights of such shares of such series as to dividends; (iii) whether or not the shares of such series shall be redeemable and, if redeemable, the price, terms and manner of redemption; (iv) the preferences, if any, and the special and relative rights of the shares of such series upon liquidation of the Company; (v) whether or not shares of such series shall be subject to the operation of a sinking fund and if so, the terms and provisions of such fund; (vi) whether or not such series shall be convertible into shares of any other class or other series of the same class of stock of the Company and, if so, the conversion price or ratio and other conversion rights;
(vii) the conditions under which the shares of such series shall have separate voting rights or no voting rights; and (viii) such other designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such series to the full extent now or hereafter permitted by the laws of the State of Delaware. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time authorize the issuance of additional shares of the same series.

                           TRANSFER AND WARRANT AGENT

     Continental Stock Transfer and Trust Company, Inc. New York, New York, will serve as Warrant agent in connection with the exercise of the Redeemable Warrants.

                             PENNY STOCK REGULATIONS

     The Commission has adopted regulations under the Securities Exchange Act of 1934, as amended, which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If the securities offered hereby are not listed on or are removed from the Nasdaq SmallCap Market, the Company's securities may be deemed to be "penny stocks" and become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, unless exempt, the rules require the delivery prior to the transaction of a disclosure schedule prepared by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, information on the limited market in penny stocks and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. In addition, the broker-dealers must obtain a written acknowledgment from the customer that such disclosure information was provided and must retain such acknowledgment for at least three years. Further, monthly statements must be sent disclosing current price information for the penny stock held in the account. While many Nasdaq listed securities would otherwise be covered by the definition of penny stock, transactions in a non-Nasdaq listed security would be exempt from all but the sole market-makers provisions for (i) issuers who have

$2,000,000 in tangible assets; (ii) transactions in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker-dealer. In addition, transactions in a Nasdaq-listed security directly with a Nasdaq market-maker for such securities would be subject only to the sole marketmaker disclosure, and the disclosure with respect to commissions to be paid to the broker-dealer and the registered representative.

     The above-described rules may materially adversely affect the liquidity for the market of the Company's securities. such rules may also affect the ability of broker-dealers to sell the Company's securities and may impede the ability of Selling Security Holders or subsequent holders of the Common Stock or the Redeemable Warrants (including, specifically, the purchasers in this offering) to sell such securities in the secondary market.

                         SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have outstanding 3,010,000 shares of Common Stock (assuming all warrants are exercised). Of the 3,010,000 shares of Common Stock to be outstanding there 819,000 shares of Common Stock presently outstanding that are "restricted securities," as defined in Rule 144 under the Securitires Act, and under certain circumstances may be sold without registration pursuant to Rule 144.


      Restricted Shares may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as under Rule 144. In general, under Rule 144 as currently in effect beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including affiliates of the Company, would be entitled to sell in brokers' transactions or to market makers within any three-month period a number of Restricted Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned Restricted Shares for at least three years, is currently entitled to sell such Restricted Shares without any of the restrictions above-mentioned. However, Restricted Shares held by affiliates must continue, after the three-year holding period, to be sold in a brokers' transaction or to market makers subject to the volume, manner of sale, notice and availability of public information limitations described above. The Company is unable to predict the affect that sales made under Rule 144, or otherwise, may have on the then prevailing market price of the Common Stock. Any substantial sales of restricted securities pursuant to Rule 144 may have an adverse affect on the market price of the Common Stock.

                         QUALIFIED SMALL BUSINESS STOCK

     A provision in the Omnibus Budget Reconciliation Act of 1993, which became effective on August 10, 1993 provides a reduction in Federal capital gains tax, in certain circumstances, for taxpayers, other than corporations, who acquire "qualified small business stock" at its original issue and hold it for more than five years. One-half of the gain (up to certain limits) on such stock is generally excluded from taxable income for regular tax purposes and 25% of such gain (up to certain limits) is generally excluded for alternative minimum tax purposes.

     The new law has many limitations, only two of which are described below. Because it is not yet clear how this new tax provision will apply to the Company and to purchasers of the Common Stock and

Redeemable Warrants, the Company makes no representation as to the availability of the benefits of this law to prospective purchasers of the Common Stock and Redeemable Warrants. Potential investors are recommended to consult tax counsel for further details.

     In order to qualify, the issuer must not have more than $50,000,000 in gross assets, including amounts received on issuance of the Common Stock and Redeemable Warrants, at the time of the issuance of the Common Stock and Redeemable Warrants. Gross assets generally means cash and the adjusted tax basis of other property of the Company. The Company believes the gross assets test will be satisfied with respect to investors who purchase Common Stock and Redeemable Warrants from the Company in this Offering. In addition, the issuer must use at least 80% of its assets in the "active conduct" of one or more qualified trades or businesses for substantially all of the holding period of the Common Stock and Redeemable Warrants and the securities underlying the Redeemable Warrants. In the event the issuer has been in existence for more than two years, such as the Company, up to 50% of the issuer's assets may qualify as being used in the "active conduct" of a business if reasonably required for working capital needs or the issuer reasonably expects to use the assets within two years to finance research and development The Company cannot determine at this time whether the Company will meet this active conduct test after the Offering. In order to qualify, the Company must meet the "active conduct" test for substantially all of the taxpayer's holding period for the Unit.

     The Company will use its best efforts to file the required reports if and so long as it reasonably appears to the Company that investors may be able to obtain the benefits of this provision; however there can be no assurance that investors in the Common Stock and Redeemable Warrants being offered hereby will be able to benefit from this tax provision. See "Risk Factors--Qualified Small Business Stock."

                                SALES COMMISSION


     The Company will issue a maximum of 30,000 shares of Common Stock to Tasin & Company, Inc. the Representative of the several underwriters in the Company's IPO for assisting the Company in soliciting the exercise of the Redeemable Warrants.


DETERMINATION OF OFFERING PRICE

     The offering price of the shares offered hereby, has been arbitrarily determined by the Company. The price does not necessarily bear any relationship to assets, earnings, book value of the Company, or other customary investment criteria.

                                  LEGAL MATTERS

     Certain legal matters will be passed on for the Company by Moskowitz Altman & Hughes LLP, 11 East 44th Street, Suite 504, New York, New York 10017.

                                     EXPERTS

     The financial statements of the Company as at June 30, 1996 and 1995 and related statements of operations, changes in stockholders' equity and cash flows, have been included herein and in the Registration Statement by the Company in reliance upon the report of Wiss & Company, LLP, Independent Public Accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form SB-2, its Annual Report on Form 10KSB for the years ended June 30, 1995 and 1996 and its 1995 and 1996 Proxy Statements, and 10QSB Quarterly Reports under the Act with respect to the Company and the Common Stock and Redeemable Warrants. Reference is made to the Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Reports, each such statement herein being qualified in all respects by such reference. The Reports and Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1228, 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street. N.W., Washington. D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the registrants that file electronically with the Commission and such address site on the Web is (hhh://www/sec/gov).

                          INDEX TO FINANCIAL STATEMENTS

                                                                         Page
                                                                      ----------
Report of Independent Auditors .....................................     F-2

Financial Statements:

  Balance sheet at March 31, 1997 and June 30, 1996 ................     F-3

  Statements of operations for the nine months ended March 31, 1997 and 1996, the years ended June 30, 1996 and 1995 and the period
    March 27, 1992 (date of inception) through March 31, 1997 ......     F-4

  Statements of changes in stockholders' equity for the nine months
    ended March 31, 1997 and years ended June 30, 1996 and 1995 ....     F-5

  Statements of cash flows for the nine months ended March 31, 1997 and 1996, the years ended June 30, 1996 and 1995 and the period
    March 27, 1992 (date of inception) through March 31, 1997 ......     F-6

  Notes to financial statements .................................... F-7 to F-13

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
DiaSys Corporation

     We have audited the balance sheet of DiaSys Corporation (a development stage company) as of June 30, 1996 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and the year ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DiaSys Corporation at June 30, 1996, and the results of its operations and its cash flows for the aforementioned period, in conformity with generally accepted accounting principles.


                                                  WISS & COMPANY, LLP


Livingston, New Jersey
  July 31, 1996

                                 DIASYS CORPORATION
                           (A Development Stage Company)

                                 BALANCE SHEETS


                                                       March 31,      June 30,
                                                         1997           1996
                                                     -----------    -----------
                          ASSETS                     (Unaudited)

CURRENT ASSETS:
  Cash and equivalents                               $ 1,568,306    $ 2,772,468
  Accounts receivable, less allowance for
    doubtful accounts of $19,000                         517,798         47,803
  Inventories                                            365,964        291,447
  Prepaid expenses and other current assets               39,371         27,967
                                                     -----------    -----------
       Total Current Assets                            2,491,439      3,139,685

EQUIPMENT, FURNITURE AND FIXTURES, LESS
  ACCUMULATED DEPRECIATION                                81,973         58,235

PATENT, LESS ACCUMULATED AMORTIZATION                     58,398         45,436
                                                     -----------    -----------
                                                     $ 2,631,810    $ 3,243,356
                                                     ===========    ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                   $    73,190    $    53,677
  Accrued expenses                                         2,121         29,411
                                                     -----------    -----------
       Total Current Liabilities                          75,311         83,088
                                                     -----------    -----------

COMMITMENTS

STOCKHOLDERS' EQUITY:
  Preferred stock $.001 par value:
    Authorized 100,000 shares, no shares issued             --             --
  Common stock $.001 par value:
    Authorized 10,000,000 shares, issued
    2,304,000 at March 31, 1997 and 2,240,000
    at June 30, 1996                                       2,304          2,240
  Additional paid-in capital                           5,582,596      5,209,660
  Deficit accumulated during the development
    stage                                             (3,028,401)    (2,051,632)
       Total Stockholders' Equity                      2,556,499      3,160,268
                                                     -----------    -----------
                                                     $ 2,631,810    $ 3,243,356
                                                     ===========    ===========


      See auditors' report and accompanying notes to financial statements.

                               DIASYS CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                                         Nine Months Ended                                        March 27, 1992
                                             March 31,                Year Ended June 30,       (date of inception)
                                    --------------------------     -------------------------          through
                                        1997          1996            1996           1995          March 31, 1997
                                    -----------    -----------     -----------    -----------      --------------
                                     (Unaudited)   (Unaudited)                                       (Unaudited)
SALES OF WORK STATIONS AND
RELATED SUPPLIES                     $  705,331    $  239,861      $   234,837    $  125,104         $ 1,534,354

RENTAL/LEASE REVENUE                     20,713          --               --            --                20,713
                                     ----------    ----------      -----------    ----------         -----------
NET SALES                               726,044       239,861          234,837       125,104           1,555,067

COST OF GOODS SOLD                      164,418        80,453           89,307        47,978             468,861
                                     ----------    ----------      -----------    ----------         -----------
GROSS PROFIT                            561,626       159,408          145,530        77,126           1,086,206
                                     ----------    ----------      -----------    ----------         -----------

OPERATING EXPENSES:
  Selling                               674,013       431,358          654,754       316,428           1,793,451
  General and administrative            352,267       321,543          450,403       325,770           1,426,618
  Investment banking advisory
    services                            345,000          --               --            --               345,000
  Research and development              243,805       170,761          250,930       184,466             885,742
                                     ----------    ----------      -----------    ----------         -----------
                                      1,615,085       923,662        1,356,087       826,664           4,450,811
                                     ----------    ----------      -----------    ----------         -----------

LOSS FROM OPERATIONS                 (1,053,459)     (764,254)      (1,210,557)     (749,538)         (3,364,605)

Interest expense to stockholders
  and related party                        --            --               --            --                (4,500)
Interest expense                         (1,885)         --               --            --                (1,885)
Interest income                          78,575       151,450          171,531        92,483             342,589
                                     ----------    ----------      -----------    ----------         -----------
NET LOSS                             $ (976,769)   $ (612,804)     $(1,039,026)   $ (657,055)        $(3,028,401)
                                     ==========    ==========      ===========    ==========         ===========
NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES
  DEEMED OUTSTANDING                  2,304,000     2,240,000        2,240,000     2,240,000
                                     ==========    ==========      ===========    ==========
NET LOSS PER COMMON AND
  COMMON EQUIVALENTS SHARE:
    Primary                               $(.42)        $(.27)           $(.46)        $(.29)
                                          =====         =====            =====         =====


      See auditors' report and accompanying notes to financial statements.

                               DIASYS CORPORATION
                          (A Development Stage Company)

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                         Deficit
                                                                                                       Accumulated
                                                                 Common Stock                          During the
                                                            ----------------------      Paid-in        Development
                                                             Shares      Par Value      Capital           Stage
                                                            ---------    ---------     ----------      -----------
BALANCE, JUNE 30, 1994                                      2,005,000      $2,005      $  662,336      $  (355,551)

YEAR ENDED JUNE 30, 1995:
  Issuance of common stock and 570,000
    warrants to purchase common stock for
    cash in a public offering at $5.00 per
    share and $.15 per warrant, less related
    expenses of offering of $1,212,896                      1,130,000       1,130       4,521,474             --
  Issuance of common stock for finders fee
    at $5.00 per share                                          5,000           5          24,950             --

  Shares of stock of founding stockholders
    returned on the effective date of the
    offering at no cost and later cancelled                  (900,000)       (900)            900             --
  Net loss                                                       --          --              --           (657,055)
                                                            ---------      ------      ----------      -----------
BALANCE, JUNE 30, 1995                                      2,240,000       2,240       5,209,660       (1,012,606)

YEAR ENDED JUNE 30, 1996:
  Net loss                                                       --          --              --         (1,039,026)
                                                            ---------      ------      ----------      -----------
BALANCE, JUNE 30, 1996                                      2,240,000       2,240       5,209,660       (2,051,632)

NINE MONTHS ENDED MARCH 31, 1997 (Unaudited):
  Issuance of common stock for investment
    banking advisory services at $5.75 per
    share, 60,000 shares issued                                60,000          60         344,940             --
  Conversion of 4,000 warrants at $7.00 per share               4,000           4          27,996             --
  Net loss                                                       --          --              --           (976,769)
                                                            ---------      ------      ----------      -----------
BALANCE, MARCH 31, 1997                                     2,304,000      $2,304      $5,582,596      $(3,028,401)
                                                            =========      ======      ==========      ===========




      See auditors' report and accompanying notes to financial statements.

                               DIASYS CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS

                                                                                                                     March 27, 1992
                                                                  Nine Months Ended                                     (date of
                                                                      March 31,             Year Ended June 30,        inception)
                                                             --------------------------   ------------------------      Through
                                                                1997           1996          1996          1995      March 31, 1997
                                                             -----------    -----------   -----------   ----------   --------------
                                                             (Unaudited)    (Unaudited)                                (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                  $  (976,769)   $  (612,804)   $(1,039,026   $ (657,055)   $(3,028,401)
  Adjustments to reconcile net loss to net cash flows
    from operating activities:
      Compensation forgiven by officers                            --             --             --           --          200,000
      Investment banking advisory service                       345,000           --             --           --          345,000
      Amortization of patent                                     16,600          2,175         24,052       12,230         53,591
      Depreciation of equipment, furniture and
        fixtures                                                  9,000          3,375         12,217        6,100         30,200
      Provision for losses on accounts receivable                  --             --             --         11,500         19,000
      Changes in operating assets and liabilities:
        Accounts receivable                                    (469,995)       (47,443)        21,985       29,493       (536,798)
        Inventories                                             (74,517)       (55,358)       (83,841)    (147,756)      (365,964)
        Prepaid expenses and other current assets               (11,404)       (15,873)       (14,344)     (10,902)       (39,371)
        Accounts payable and accrued expenses                    (7,778)       (53,384)       (18,629)      12,323         78,630
                                                            -----------    -----------    -----------   ----------    -----------
          Net cash flows from operating activities           (1,169,863)      (779,312)    (1,097,586)    (744,067)    (3,244,293)
                                                            -----------    -----------    -----------   ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of equipment, furniture and fixtures                (34,299)        (8,310)       (16,940)     (47,229)      (113,554)
  Costs of patent                                                  --             --          (20,534)     (37,800)       (82,426)
                                                            -----------    -----------    -----------   ----------    -----------
          Net cash flows from investing activities              (34,299)        (8,310)       (37,474)     (85,029)      (195,980)
                                                            -----------    -----------    -----------   ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Offering costs                                                   --             --             --     (1,162,896)    (1,289,421)
  Proceeds from issuance of common stock
    and warrants                                                   --             --             --      5,735,500      6,298,000
                                                            -----------    -----------    -----------   ----------    -----------
          Net cash flows from financing activities                 --             --             --      4,572,604      5,008,579
                                                            -----------    -----------    -----------   ----------    -----------
NET CHANGE IN CASH AND EQUIVALENTS                           (1,204,162)      (787,622)    (1,135,060)   3,743,508      1,568,306

CASH AND EQUIVALENTS, BEGINNING OF PERIOD                     2,772,468      2,915,303      3,907,528      164,020           --
                                                            -----------    -----------    -----------   ----------    -----------
CASH AND EQUIVALENTS, END OF PERIOD                         $ 1,568,306    $ 2,127,681    $ 2,772,468   $3,907,528     $1,568,306
                                                            ===========    ===========    ===========   ==========     ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                             $     1,885    $      --      $      --     $     --       $     --
                                                            ===========    ===========    ===========   ==========     ==========
  Income taxes paid                                         $      --      $      --      $      --     $     --       $     --
                                                            ===========    ===========    ===========   ==========     ==========
NONCASH FINANCING ACTIVITIES --
  Issuance of common stock for finders
    fees and expenses                                       $      --      $      --      $      --     $   25,000     $   25,000
                                                            ===========    ===========    ===========   ==========     ==========
  Application of deferred offering costs at
    June 30, 1994                                           $      --      $      --      $      --     $   25,000     $   25,000
                                                            ===========    ===========    ===========   ==========     ==========
  Issuance of common stock for investment
    banking advisory services                               $   345,000    $      --      $      --     $    --        $  345,000
                                                            ===========    ===========    ===========   ==========     ==========


      See auditors' report and accompanying notes to financial statements.

                               DIASYS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
     (Data for the nine months ended March 31, 1997 and 1996 are unaudited)

NOTE 1 - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         NATURE OF THE BUSINESS - DiaSys Corporation ("the Company"), designs, develops, manufactures, and distributes proprietary products for medical and clinical laboratory applications. The Company distributes its products primarily through regional sales managers employed by the Company, in addition to independent sales representatives and dealers, who sell to medical and clinical laboratories and hospitals in the United States, Europe and Pacific Asia.

         The Company is in the development stage and since its incorporation on March 27, 1992, has engaged in organizational activities, development and marketing of the "R/S 2000", "R/S 1000" and the "R/S 2003" urine sediment workstation, and the "FE-2" workstation for fecal concentrates. The Company has had limited sales and has operated at a loss since inception.

         ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

         FINANCIAL INSTRUMENTS - Financial instruments include cash and equivalents, accounts receivable, accounts payable and accrued expenses. The amounts reported for financial instruments are considered to be reasonable approximations of their fair values based on market information available to management. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

         REVENUE RECOGNITION - Revenue from equipment sales is recognized at the time the equipment is shipped.

         INCOME TAXES - Deferred income taxes arise from temporary differences between financial and tax reporting, principally bad debt expense and net operating loss carryforwards.

         INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out method) or market and consist of products manufactured by the Company,

                               DIASYS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
     (Data for the nine months ended March 31, 1997 and 1996 are unaudited)

         in addition to products manufactured by subcontractors to Company specifications.

         EQUIPMENT, FURNITURE AND FIXTURES - Equipment, furniture and fixtures are recorded at cost and are depreciated primarily using the straight-line method over their estimated useful lives of 3 to 10 years.

         PATENT COSTS - The costs of obtaining patents are amortized over a 3 year life for accounting purposes.

         WARRANTY COSTS - Through March 1995 warranty costs were incurred by subcontractors and accordingly, no accrual was appropriate. Since April 1995, the Company assembles its finished goods, and will repair or replace any unit which fails to operate due to defective parts or workmanship within one year from the purchase date. As warranty costs remain and are expected to remain insignificant, no accrual for warranty costs is appropriate.

         NET LOSS PER SHARE - Net loss per share is based upon the weighted average of all common and equivalent shares outstanding. No effect is given to common share equivalents when there is a net loss.

         CASH EQUIVALENTS - The Company considers money market funds and all other highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

         NEW ACCOUNTING PRONOUNCEMENTS - Effective in 1996, the Company will be required to adopt Statement of the Financial Accounting Standards Board FAS 121, (Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of) and FAS 123 (Accounting for Stock-Based Compensation). The impact of the adoption is not expected to have a material effect on the Company's financial statements.

         UNAUDITED FINANCIAL INFORMATION - The information as of and for the nine months ended March 31, 1997 and 1996 is unaudited, but includes all of the adjustments, consisting only of normal recurring accruals, which the management of the Company considers necessary for a fair presentation thereof. Results of operations for the nine months ended March 31, 1997 are not necessarily indicative of the results to be expected for the year ended June 30, 1997.

                               DIASYS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
     (Data for the nine months ended March 31, 1997 and 1996 are unaudited)

NOTE 2 - INVENTORIES:

         Inventories consist of the following:

                                                March 31,       June 30,
                                                  1997            1996
                                                --------       --------
                  Raw material ...............  $118,367       $ 94,265
                  Work-in-process ............    95,680         31,111
                  Finished goods .............   151,917        166,071
                                                --------       --------
                                                $365,964       $291,447
                                                ========       ========

NOTE 3 - CONCENTRATION OF CREDIT RISK:

         Included in cash and equivalents March 31, 1997 are U.S. Treasury bills of approximately $1,567,681 maturing at weekly intervals bearing interest between 4.95% and 5.33%.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES:

         Equipment, furniture and fixtures are summarized as follows:

                                                    March 31,      June 30,
                                                      1997           1996
                                                   ---------      ---------
               Machinery and equipment ........... $  88,732      $  63,741
               Furniture and fixtures ............    23,154         15,407
                                                   ---------      ---------
                                                     111,886         79,148

               Less:  Accumulated depreciation ...    29,913         20,913
                                                   ---------      ---------
                                                   $  81,973      $  58,235
                                                   =========      =========

NOTE 5 - INCOME TAXES:

         For income tax reporting purposes, the Company has a December 31 year end. The Company has a net operating loss carryforward of approximately $1,750,000 at June 30, 1996 (including net losses for the six months ended June 30, 1996) which can be used to offset future federal taxable income through 2010.

                               DIASYS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
     (Data for the nine months ended March 31, 1997 and 1996 are unaudited)

         The significant components of the Company's deferred tax assets are summarized below:

                                                                   June 30,
                                                                     1996
                                                                 ----------
               Allowance for doubtful accounts ................  $    5,000
               Net operating loss tax carryforwards ...........     788,000
                                                                 ----------
                                                                    793,000
               Valuation allowance ............................    (793,000)
                                                                 ----------
                                                                 $     --
                                                                 ==========

         A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined that a full valuation allowance is appropriate at June 30, 1996 and March 31, 1997.

NOTE 6 - PREFERRED STOCK:

         The Board of Directors is authorized to issue 100,000 shares of Preferred Stock, $.001 par value, in one or more series and, to the extent now or hereafter permitted by the laws of the State of Delaware, to fix and determine the preferences, voting powers, qualifications and special and relative rights or privileges of each series including, but not limited to: (i) the number of shares to constitute such series and the distinguishing designation thereof; (ii) the dividend rate on the shares of such series and the preferences, if any, and the special and relative rights of such shares of such series as to dividends; (iii) whether or not the shares of such series shall be redeemable and, if redeemable, the price, terms and manner of redemption; (iv) the preferences, if any, and the special and relative rights of the shares of such series upon liquidation of the Company; (v) whether or not shares of such series shall be subject to the operation of a sinking fund and, if so, the terms and provisions of such fund; (vi) whether or not such series shall be convertible into shares of any other class or other series of the same class of stock of the Company and, if so, the conversion price or ratio and other conversion rights; (vii) the conditions under which the shares of such series shall have separate voting rights or no voting rights; and (viii) such other designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such series to the full extent now or hereafter permitted by the laws of the State of Delaware. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time authorize the issuance of additional shares of the same series.

                               DIASYS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
     (Data for the nine months ended March 31, 1997 and 1996 are unaudited)

NOTE 7 - COMMON STOCK:

         INITIAL PUBLIC OFFERING - During the fiscal year ended June 30, 1995 the Company filed its initial public offering for 1,130,000 shares of common stock, and 570,000 redeemable common stock purchase warrants. Each redeemable warrant entitles the registered holder to purchase one share of common stock, at $7.00 subject to adjustment in certain circumstances, expiring January 10, 1997. For certain services provided in regard to the offering warrants to purchase 95,000 shares of common stock were given expiring January 10, 1997 at $7 per share and warrants to purchase 50,000 warrants at $.15 each. These warrants are exercisable at $7 per share of common stock through January 10, 1997. The Company received $5,735,500, less expenses of $1,140,281, from the offering.

NOTE 8 - INCENTIVE STOCK OPTION PLAN:

         The Company has an incentive stock option plan, the 1993 Incentive Stock Option Plan (the "Plan"), under Section 422 of the Internal Revenue Code whereby the Company will reserve up to 100,000 shares of its common stock for the purpose of granting options to purchase such shares (the "Options") pursuant to the Plan. Options are granted to its officers, employees, and directors, as determined by the Board of Directors or by a committee appointed by them, provided that the exercise price of the Options is equal to or greater than the fair market price of the Company's common stock on the date the Option is granted. No options may be granted under the Plan after November 14, 2003. No Options may be exercised until the twenty-fourth month following the date the Option was granted. At such time, 50% of the shares of common stock covered by the Option may be exercised, the remaining 50% balance are exercisable thirty-six months after issuance of the Option.

         Unless otherwise provided, no Options granted under the Plan are transferable by the Optionee other than by will or by the law of descent and distribution. Options granted under the Plan terminate within a specified period of time following termination of an Optionee's employment.

         With respect to an Option granted to an employee who possesses more than 10% of the voting rights of the Company's outstanding capital stock on the date of grant, the exercise price of the Option must be at least equal to 110% of the fair market value of the shares subject to the Option on the date of the grant. The aggregate fair market value of the common stock (determined at the date of the Option grant) for which incentive stock options granted under the Plan may become first exercisable in a

                               DIASYS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
     (Data for the nine months ended March 31, 1997 and 1996 are unaudited)

         calendar year may not exceed $100,000. No Option will be exercisable prior to two years from the date of grant and Options may not be exercisable more than ten years after the date of grant (five years if held by an employee holding more than 10% of total voting rights).

         During 1996, the Plan was amended to increase the number of shares of common stock available for granting Options to purchase such shares to a total of 300,000 shares.

         Outstanding Options at March 31, 1997 are as follows:

                                  Shares       Exercise Price      Expiration
            Exercise Date        Issuable         Per Share           Date
            -------------       ----------     --------------     -------------
            February 1996          35,000          $2.50          February 2004
            February 1997           8,000           6.00          February 2005
            September 1997          3,000           6.875         September 2005
            February 1998           9,000           7.25          February 2006
            June 1998              10,500           7.625         June 2006
            September 1998         63,000           6.25          September 2006
            November 1998           5,000           5.75          November 2006
            February 1998          45,000           7.063         February 2007
                                 --------
            Total Options
              Outstanding        $178,500     $2.50-7.625

         Options under the Incentive Stock Option Plan are summarized as follows:

                                                        Nine Months Ended
                                                          March 31, 1997
                                                        -----------------
            Options outstanding at
              beginning of year ......................    $    88,000
            Options granted ..........................        113,000
            Options expired/withdrawn ................        (22,500)
            Options exercised ........................           --
                                                          -----------
            Options outstanding at end of year .......       $178,500
                                                          -----------
            Option price per share ...................    $2.50-7.625
                                                          -----------
            Options exercisable:
              Number of shares .......................           --
                                                          -----------

         At March 31, 1997, 39,000 options are exercisable.

                               DIASYS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
     (Data for the nine months ended March 31, 1997 and 1996 are unaudited)

NOTE  9 - COMMITMENTS:

          LEASES - The following is a schedule of future minimum rental payments required for all non-cancellable operating leases:

                  1997                $10,625
                                      =======

          Rent expense for the nine months ended March 31, 1997 and 1996, the years ended June 30, 1996 and 1995, and the period March 27, 1992 (date of inception) through March 31, 1997 was $21,027, $17,438, $21,250, $21,250 and $87,323, respectively.

          OFFICERS' COMPENSATION - Two of the Company's officers have employment agreements for a one year term effective January 1, 1997 and renewable upon mutual consent of the parties. For the years ended June 30, 1996 and 1995 and for the period ending March 31, 1997 the two officers earned annual base compensation of $135,000 and $70,000, respectively.

NOTE 10 - MAJOR CUSTOMERS:

          Sales to major customers as a percentage of net sales are summarized as follows:

                                     Nine Months           Year Ended June 30,
                                        Ended              -------------------
                                   March 31, 1997            1996        1995
                                   --------------          ---------   -------
   IMI ..............................    54%                  --%         --%
   Smith Kline Beechum Clinical
     Laboratories ...................     4                   11          41
   Medical Arts Laboratories ........    --                   --          10
   Unilab ...........................    --                   --          10
   Foreign Customers ................     7                   14          --


Note 11 - SUBSEQUENT EVENTS (UNAUDITED):

INVESTMENT BANKING SERVICES AGREEMENT:

          The Company entered into an agreement with an investment banker to provide services for one year commencing October 1, 1996 for up to 120,000 shares of the Company's common stock. Such stock was valued at $5.75 per share. For the nine months ended March 31, 1997 the Company has incurred $345,000 of expense because of this agreement.

          The agreement was extended in July 1997, through December 31, 1998 for an additional payment of 50,000 shares of the Company's common stock. These additional shares are valued at $6.125 per share.

TERMINATION OF A MATERIAL CONTRACT

          On November 1, 1996, the Company entered into a product integration agreement (the "IMI Agreement") with Intelligent Medical Imaging Inc. ("IMI") pursuant to which IMI agreed to purchase a combination of two hundred (200) R/S 2003 and FE-2 workstations. The first one hundred units of R/S 2003 workstations were delivered on or before March 27, 1997. Pursuant to the IMI Agreement, IMI was under an obligation to order the remaining one hundred workstations prior to June 30, 1997 and accept delivery thereof by December 31, 1997. As of July 23, 1997 and March 31, 1997, the Company has an account receivable of $394,031 from IMI. On June 16, 1997, IMI advised the Company that it was rejecting all workstations as non-conforming under the terms of the IMI Agreement. On July 3, 1997, and following several communications between the parties, the Company notified IMI that it had suspended the IMI Agreement pending the resolution of the outstanding disputes including the conformity of the goods and non-payment for the goods delivered. On July 17,1997, IMI notified the Company that it had terminated the IMI Agreement due to the Company's alleged breaches of the IMI Agreement. The Company believes that it did not breach the IMI Agreement and disputes the termination of the IMI Agreement by IMI. While the Company will pursue all its remedies against IMI including compensation to the Company for the loss of profit, there can be no assurance that the Company will recover the gross margins that the Company expected to receive under the IMI Agreement.

===============================================================================

     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus. Any information or representation not herein contained, if given or made, must not be relied upon as having been authorized by the Company. This Prospectus is not an offer to sell or solicitation of an offer to buy any securities other than those specifically offered hereby, nor is it an offer or solicitation in any jurisdiction in which such offer or solicitation is unqualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information herein is correct as of any time subsequent to its date.

                             ----------------------

                                TABLE OF CONTENTS

Prospectus Summary ........................................................ 2
The Company ............................................................... 2
The Offering .............................................................. 4
Selected Financial Information ............................................ 5
Risks Factors ............................................................. 6
Dilution .................................................................. 9
Dividend Policy ........................................................... 9
Use of Proceeds ...........................................................10
Capitalization ............................................................10
Management's Discussion and Analysis of Financial
  Condition and Results of Operations .....................................11
Business ..................................................................17
Management ................................................................27
Executive Compensation ....................................................28
Principal Shareholders ....................................................30
Market for Common Shares ..................................................31
Description Of Securities .................................................31
Transfer & Warrant Agent ..................................................33
Penny Stock Regulations ...................................................33
Shares Eligible For Future Sale ...........................................34
Qualified Small Business Stock ............................................34
Sales Commission ..........................................................35
Legal Matters .............................................................35
Experts ...................................................................36
Additional Information ....................................................36
Financial Statements ......................................................F-1


                             ----------------------





===============================================================================







===============================================================================


                               DIASYS CORPORATION


                                566,000 Shares of
                                  Common Stock









                                  ------------

                                   PROSPECTUS

                                  ------------










                                  July 24, 1997



===============================================================================

                                     PART II

                     Information Not Required in Prospectus

ITEM 24. Indemnification of Officers and Directors

     Section 145 of the Delaware General Corporation Law authorizes corporations organized thereunder, such as the Company, to indemnify directors and officers against liabilities which they may incur in their capacities as such, including judgements, fines expenses and amounts paid in settlement of litigation. Said section provides that the indemnification authorized thereby is not exclusive of any other rights to which a director or officer may be entitled under any by-law, agreement, vote of shareholders or otherwise.

     Under the terms of the Company's Certificate of Incorporation, no director shall be personally liable to the corporation or its stockholders for monetary damages for breach fiduciary duty as a director, except that this provision shall not eliminate or limit the liability of any director: (i) For any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. This provision shall also not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     Under the terms of the Company's By-Laws, each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ITEM 25. Other Expenses of Issuance and Distribution

     The expenses payable by Registrant in connection with the issuance and distribution of the securities being offered are estimated as follows:

     Printing Expenses .............................  $ 5,000.00

     Legal Fees ....................................   20,000.00

     Miscellaneous .................................   10,000.00
                                                      ----------
         TOTAL .....................................  $35,000.00

ITEM 26. Recent Sales of Unregistered Securities

     All sales reported under this caption were exempt from the registration requirements of the Securities Act of 1933, as amended, by reason of Section 4(2) and Rule 506 of Regulation D thereof and/or the rules and regulations promulgated thereunder as sales of securities not involving a public offering.

     The Company has not sold any Unregistered Securities during the past three
(3) years.

ITEM 28. Undertakings

     (a) Rule 415 Offering.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registrant Statement to:

         (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) include any additional material information on the plan of distribution;

     (2) For determining any liability under the Securities Act, each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (e) Request for acceleration on effective date.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Rule 430A Undertakings

1. The undersigned registrant hereby undertakes that:

   (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registrant statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterbury and State of Connecticut, on the 24th day of July, 1997.



                                    DIASYS CORPORATION


                                    By: /s/
                                    --------------------------------------
                                        Todd M. DeMatteo, President,
                                        Chief Executive Officer,
                                        and Director


     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.



/s/                                President, Chief Executive      July 24, 1997
-----------------------------      Officer, and Director
    Todd M. DeMatteo


/s/                                Secretary and Director          July 24, 1997
-----------------------------
    Conard R. Shelnut


/s/                                Chief Scientist and             July 24, 1997
-----------------------------      Director
    Walter Greenfield


/s/                                Director                        July 24, 1997
----------------------------
    Robert H. Engel


/s/                                Director                        July 24, 1997
----------------------------
    Robert P. Carroll


/s/                                Vice President &                July 24, 1997
----------------------------       Chief Financial Officer
    Michael F. Primini             Finance & Administration
                                   Secretary

                         CONSENT OF INDEPENDENT AUDITORS

     We hereby consent to the use in the Prospectus constituting a part of this Post-Effective Amendment No. 2 to the Registration Statement on Form SB-2 of DiaSys Corporation of our report dated July 31, 1996 for the fiscal years ending June 30, 1996 and June 30, 1995.

     We also consent to the reference to our firm under the heading "Experts" in the Prospectus.

                                                     /s/
                                                    ---------------------------
                                                     WISS & COMPANY, LLP


Livingston, New Jersey
July 23, 1997

                               CONSENT OF COUNSEL

     Moskowitz Altman & Hughes LLP hereby consents to the use of its name under the caption "Legal Matters" in the Prospectus forming a part of the Registration Statement and in any amendment thereto.

                                       /s/
                                      -----------------------------------------
                                           Moskowitz Altman & Hughes LLP


New York, New York
July 24, 1997